2001 ANNUAL REPORT







Fisher Scientific International Inc.

DISCOVERING THE FUTURE

CORPORATE PROFILE

Fisher Scientific International Inc. (NYSE: FSH) is the world leader in serving science. We enable scientific discovery and clinical-laboratory testing services by offering more than 600,000 products and services to over 350,000 customers in approximately 145 countries. As a result of its broad product offering, electronic-commerce capabilities, and integrated global logistics network, Fisher serves as a one-stop source of products, services and global solutions for many of its customers. The company's primary target markets are scientific research and healthcare. Additional information about Fisher is available on the company's Web site at www.fisherscientific.com.

FINANCIAL HIGHLIGHTS

Excludes restructuring and nonrecurring expenses	YEARS ENDED DECEMBER 31, 2001	2000	1999
(in millions except per share amounts)			
Sales	**$2,880.0**	$2,622.3	$2,514.5
Adjusted operating profit	**192.3**	164.7	158.0
Adjusted EBITDA	**267.1**	226.8	223.9
Adjusted EPS from continuing operations, diluted	**$ 1.04**	$ 0.96	$ 0.75

See "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" for information regarding restructuring and nonrecurring expenses. EBITDA in 1999 also excludes $7.8 million of gains from asset sales.

TABLE OF CONTENTS

THE NEXT 100 YEARS



In 2002, Fisher Scientific celebrates its Centennial. Building on 100 years of experience, Fisher is better positioned than any other company to provide the products and services that help enable researchers to make scientific discoveries.

1. AstraZeneca research associate Mark Zambrowski uses Fisher chemicals in a high-performance liquid chromatography (HPLC) unit to identify a chemical compound.
2. Our large product selection includes consumables such as the 96-well tray seen here, used for conducting colorimetric assays, which detect such things as proteins, antibodies and antigens.
3. Fisher Scientific is the primary lab-supply vendor for the University of Pennsylvania and its health system, in addition to many other leading research institutions. University research specialist Daniel Spellman performs protein identification with a mass spectrometer in the protein chemistry lab.


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TO OUR SHAREHOLDERS:

For Fisher Scientific, 2001 was another outstanding year. We continued to make significant progress in achieving our long-term strategic and financial goals, despite the global economic slowdown, the September 11 attacks and the war on terrorism. Once more, our sales and operating income reached new highs.

Progress in healthcare and life science continued at a rapid pace last year, with growing emphasis on human genetic research resulting from the historic mapping of the human genome. These developments are vital to Fisher's future because we help enable research and development by providing the essential tools research scientists need.

In 2001, the journals *Nature* and *Science* published comprehensive analyses of the draft human genome sequence – 11 years after the Human Genome Project began – providing information that promises to significantly advance medical science's understanding and treatment of disease.

For example, *Science* included in its top-10 list of scientific breakthroughs last year the introduction of a new breed of cancer-fighting pharmaceuticals, or "smart bombs," targeted to the precise biochemical defects that cause certain cancers. Intense activity in the discovery and development of such new medicines continues to provide Fisher with important growth opportunities.

IMPROVING OUR OPERATIONS

In 2001, we strengthened our operations in many ways, a few of which follow. We:

- Enhanced the portfolio of products and services we offer to pharmaceutical and biotech customers, and increased our self-manufacturing capabilities through key acquisitions;
- Unified our global chemical activities, enabling us to maximize our capabilities as a leading manufacturer and distributor of chemicals to the scientific-research and healthcare markets. To this end, we are expanding our development, manufacture and distribution of biochemicals and bioreagents;
- Continued our progress in streamlining distribution centers, closing six facilities to optimize our logistics capabilities;
- Consolidated the manufacturing of diagnostic reagents and controls to increase productivity;
- Launched the MAX/LAB™ Furniture System, a new line of mobile, steel workstations that enables pharmaceutical, biotech and other research companies and institutions to create more flexible labs.



PAUL M. MEISTER Vice Chairman | **PAUL M. MONTRONE** Chairman and Chief Executive Officer | **DAVID T. DELLA PENTA** President and Chief Operating Officer



SALES
in millions
$2,213.7
$2,294.4
$2,514.5
$2,622.3
$2,880.0
1997
1998
1999
2000
2001



EARNINGS PER SHARE
$0.45
$0.47
$0.75
$0.96
$1.04
1997
1998
1999
2000
2001

Excludes restructuring and nonrecurring expenses



OPERATING INCOME
in millions
$109.4
$131.2
$158.0
$164.7
$192.3
1997
1998
1999
2000
2001

Excludes restructuring and nonrecurring expenses

FOUR ACQUISITIONS

The past year marked the completion of four strategic acquisitions, bringing to 30 the total number of acquisitions since 1992. Our acquisition strategy is focused on accelerating our expansion in our primary markets, scientific research and healthcare, and enhancing our portfolio of self-manufactured products and pharmaceutical services. Our most recent purchase, Cole-Parmer Instrument Company, expands our product offering to the scientific-research market by virtue of that company's industry-leading, self-manufactured fluid-management systems and instruments.

We also acquired:

- Covance's pharmaceutical packaging services business: Now called Fisher Clinical Services Inc., this business is a leading worldwide provider of packaging, labeling and distribution services to major pharmaceutical and biotechnology companies conducting phase 3 and phase 4 clinical trials of new medicines. The acquisition is a natural extension of Fisher's other service offerings to these companies, such as custom synthesis for drug discovery and development; contract formulation and packaging of pharmaceutical, diagnostic and biotech products; and manufacturing and sourcing of fine, organic and synthetic chemicals.
- Medical Analysis Systems: We have a majority interest in this developer and manufacturer of controls and reagents used by clinical laboratories, further enhancing our self-manufactured diagnostic product line.
- Safety Equipment Company: A distributor of OSHA-compliant safety, health, firefighting and industrial-hygiene equipment in the southeastern United States, SEC expands our presence in the military, municipal and fire-safety markets.

Acquisitions will continue to be an important part of our growth strategy as we seek opportunities to enhance our margins, expand our distribution capabilities, grow our market positions and leverage our existing infrastructure. Companies with high-growth products such as biochemicals and diagnostic reagents, and those offering services to the pharmaceutical and biotech industry, are particularly attractive acquisition possibilities.

EQUITY OFFERINGS

The company's strong performance enabled us to complete an equity offering in May 2001, successfully selling 12.8 million shares of our common stock to fund our acquisition program. The offering increased public ownership from approximately 13 percent to 35 percent of our shares outstanding. In February of 2002, the investors who participated in our 1998 recapitalization sold a portion of their shares publicly. The completion of this secondary offering of 7.4 million shares of common stock increased our float to approximately 50 percent of our shares outstanding.

FINANCIAL HIGHLIGHTS

Fisher continued its strong financial performance in 2001. Revenue growth and operating margins improved across all three of our business segments – domestic distribution, international distribution and laboratory workstations.

- Revenue increased to a record $2.88 billion, nearly a double-digit increase compared with the prior year.
- Earnings per share, excluding restructuring and nonrecurring expenses, were $1.04 versus 96 cents in 2000, including the dilutive effect of our equity offering, which reduced EPS by 11 cents.
- EBITDA, excluding restructuring and nonrecurring expenses, increased 17.8 percent to $267.1 million in 2001, compared with $226.8 million in 2000.
- Operating working capital as a percentage of sales improved to 6.6 percent from 7.6 percent in 2000, excluding the effects of recent acquisitions.

OBSERVING OUR CENTENNIAL

Earlier this year, we kicked off the celebration of our centennial – *the 100th anniversary of the birth of Fisher Scientific.* In 1902, 20-year-old Chester Garfield Fisher founded Scientific Materials Company, which he renamed Fisher Scientific in 1925. Members of the founding Fisher family led the company for its first 79 years. As we review our rich history, we pay tribute to a company that from its start has served the needs of scientific researchers, providing them with many of the instruments, consumables and chemicals that helped them to discover and invent the products that changed our world dramatically in the 20th century.

We salute these distinguished men and women of science, whose contributions are too numerous to detail here. The vast majority of them were or are Fisher customers. Among them was famed inventor Thomas Alva Edison. The holder of a record 1,093 patented inventions, Edison was a longtime and daily customer of Eimer & Amend, a pioneering New York City laboratory supplier Fisher acquired in 1940.

Among other Fisher customers, Henry Ford introduced the Model T in 1908, and Charles Kettering invented the first electric starter for autos in 1911. Selman Waksman isolated streptomycin in 1943; Dr. Jonas Salk successfully tested his polio vaccine in 1954. Such developments and inventions – and many more in the past 100 years – inspire us to continue our work by providing the next generation of scientific entrepreneurs with the research tools they depend on.

Although we proudly celebrate Fisher Scientific's first 100 years of serving science, we are not a company to dwell on the past. Instead, we focus on the future, planning our strategy to continue serving scientific discovery in the next 100 years. We are confident and excited about the opportunities that lie ahead in life science and healthcare – as well as in new disciplines certain to emerge in the 21st century. Our talented team of 8,900 employees worldwide, a constant source of our success, is poised to take us there. We invite you to join us on our journey – and discover the future with Fisher Scientific.

Our optimistic outlook also derives from Fisher's unique heritage as well as our loyal customers and suppliers, many of whom have been with us since the company's early years. In addition, we wish to recognize our directors and investors for their continuing support. We thank you all.

PAUL M. MONTRONE
Chairman and Chief Executive Officer
March 20, 2002

AT A GLANCE

KEY FINANCIALS 2001

Sales	$2.88 billion
Operating Income (Excludes restructuring and nonrecurring expenses)	$192.3 million

FAST FACTS

Founded: 1902

Stock Symbol: NYSE: FSH

Distribution Centers: 42
25 Domestic, 17 International

Products: 600,000

Strategic Suppliers: 6,000

Customers: 350,000

Countries Served: 145

Number of Employees: 8,900

Orders Processed Daily: 25,000

PRINCIPAL CUSTOMERS



RESEARCH
Life science
Biotechnology
Pharmaceutical
Medical technology
Research institutions
Medical schools and universities
Government labs
Quality-control labs
Environmental labs
Industrial labs



HEALTHCARE
Group purchasing organizations
Integrated delivery networks
National, regional and specialty reference labs
Hospitals
Alternate care sites
Physicians' office labs



SAFETY
Users of occupational health and safety products
Clean rooms and controlled environments
Firefighters
Military

SELECTED PRODUCTS AND SERVICES

LIFE SCIENCE/DRUG DISCOVERY
Liquid-handling systems; life-science reagents; DNA purification kits; microarray readers; thermal cyclers; electrophoresis power supplies

FINE AND HIGH-PURITY CHEMICALS
Wide range of laboratory reagents, organics and bio-chemicals; high-purity solvent applications for DNA synthesis and separation science; organic synthesis products with a focus on drug discovery – combinatorial library services, specialization in chiral chemistry and drug-like intermediates; synthesis capability for intermediates supported by strong development chemistry and kilo manufacture to cGMP standards; scale-up expertise with ability to supply large quantities of specific reagents and intermediates to the pharmaceutical industry; state-of-the-art re-packaging and distribution facilities for customized quantities of pharmaceutical intermediates

HEALTHCARE:
CLINICAL LABORATORY DIAGNOSTICS
Instrument systems for chemistry, immunoassay, microbiology, blood culture, drugs of abuse, cardiac assessment and coagulation; comprehensive molecular diagnostics, cytology and histology portfolio; broad selection of rapid diagnostic kits covering routine and life-threatening tests for immediate physician intervention

LAB EQUIPMENT
Balances; water purification equipment; spectrophotometry equipment; HPLC instrumentation; water quality tests; pH meters; centrifuges; pumps; microscopes; and heating and cooling equipment

DIAGNOSTIC MANUFACTURING
Development and manufacturing of devices for coagulation, hematology, clinical chemistry, immunology, microbiology, histology and cytology; process development for antibody purification and organic synthesis; and validation of manufacturing processes to ensure product specifications are met

CLINICAL SERVICES
State-of-the-art cGMP packaging, labeling, distribution and supply-chain management services for pharmaceutical and biotechnology companies conducting clinical trials for new medicines and disease therapies

FLUID-MANAGEMENT SYSTEMS AND INDUSTRIAL PROCESS CONTROL INSTRUMENTATION
Specialty technical instruments including those for: fluid handling including flow-control equipment, pumps, valves and fittings; process control such as temperature, pressure and pH control; and environmental and water-quality testing

LAB WORKSTATIONS
Laboratory casework and airflow products, providing customers with the widest selection of high-quality, differentiated laboratory products in combination with comprehensive engineering, project management and installation services

LAN WORKSTATIONS
Technical furniture including consoles, workstations and enclosures, providing the most efficient and scalable data center environment; customized solutions for total network monitoring

SAFETY
Personal protective equipment; environmental monitoring and sampling equipment; respiratory protection equipment; ergonomics products; fire-fighting gear; hazardous storage and handling equipment; and facilities maintenance supplies

SCIENCE EDUCATION
Full line of equipment, supplies and instructional materials for all disciplines of science education: biology, chemistry, physics, life science and earth/environmental sciences; products for multimedia presentation, data acquisition and laboratory safety

OTHER SERVICES
Lab instrument and safety equipment calibration and repair; ISO 9002 scientific certification; maintenance and warranty service; integrated package of such services also available on site to assist customers in accreditation, fixed-asset management, budget planning and forecasting

STRENGTHS

FISHER SCIENTIFIC BRAND NAME
- Widely recognized and respected name in the research and healthcare industries
- More than two million catalogs published biennially, including the Fisher Catalog, a standard reference tool for scientists worldwide
- Distinctive *Fisherbrand*™ products

ONE-STOP SHOP FOR THE SCIENTIST
- More than 600,000 products and services, providing one-stop shopping for the research, clinical laboratory and safety-supply needs of our customers
- Wide range of value-added services including specialized logistics services, pharmaceutical packaging and supply-chain management
- Additional new products and services targeted at high-growth areas such as life science

STATE-OF-THE-ART LOGISTICS CAPABILITIES
- Global infrastructure system that seamlessly links distributors, customers and suppliers
- Fully integrated global distribution network
- 42 distribution facilities
- Rapid product delivery: approximately 95 percent of orders in the United States are shipped within 24 hours of order placement

PREMIER AND DIVERSIFIED CUSTOMER BASE
- More than 350,000 customers worldwide, including some of the largest and fastest-growing companies in the life-science and healthcare markets

GLOBAL SOURCING EXPERTISE
- Strategic relationships with more than 6,000 key suppliers
- Self-manufacturing resources, enabling Fisher to offer standardization and cost reduction opportunities to its customers

TECHNOLOGICAL LEADERSHIP
- 35 years of e-commerce technology experience
- Systems, services and low-cost integrated-procurement solutions for customers
- Created fishersci.com: the world's most comprehensive virtual marketplace for scientific supplies, and one of the most technologically sophisticated e-commerce sites in the industry

GLOBAL SALES AND MARKETING NETWORK
- 3,000 sales and customer-service reps, including technically trained life-science, chemical and safety specialists, many of whom have scientific and medical backgrounds


1902

THE FIRST 100 YEARS

1902. Chester G. Fisher founds Scientific Materials Company on May 6, 1902, in Pittsburgh. Twenty-year-old Fisher, a recent engineering graduate, saw the need for a company that would supply the scientific tools for Pittsburgh's many industries, including the burgeoning steel business.

RESEARCH: Dr. James Dowling, a scientist in Biogen's medicinal chemistry department, synthesizes a new chemical compound. Biogen, a Fisher customer for 15 years, is a biotechnology company whose research activities are focused on developing novel products to treat inflammatory and autoimmune diseases, neurological diseases, cancer, fibrosis and congestive heart failure.

HEALTHCARE: At LabCorp's Center for Esoteric Testing, senior technologist Karen Devine examines an isoelectric plate for the presence of a protein related to a genetic respiratory problem. Fisher HealthCare provides LabCorp with many of the products needed in the administration and evaluation of specialized tests, including chemicals, diagnostic kits for sickle cell screening, and pipette tips as well as sample-handling and collection tools.

SAFETY: Fisher supplies industrial-safety equipment and protective gear used in clean-room environments where high-tech electronic devices are produced.


RESEARCH
Biogen


HEALTHCARE
LabCorp


SAFETY

DEFINING THE MARKETS WE SERVE

Fisher Scientific primarily operates in two markets, both of which are large and growing: scientific research and healthcare. We serve scientists engaged in virtually every aspect of basic research and development. We also provide diagnostic products for clinical laboratories and packaging services for pharmaceutical companies conducting clinical trials of new medicines.

SCIENTIFIC RESEARCH
Leading corporate, university and government research labs turn to us because we offer the broadest range of products and services to scientists, a Fisher tradition for a century. Turning empty spaces into complex life-science labs, we work with customers from the initial design of their laboratories to completion. Our comprehensive line of lab furniture includes modular, flexible workstations and fume hoods that enable scientists to readily adapt to changes in research projects and equipment. We also provide the instruments, equipment, bioreagents and other supplies needed to conduct research, such as electrophoresis systems for genetic research and well plates for automated high-throughput screening of potential new medicines. Fisher's customer-oriented systems and technology-based logistics services complement all of these products.

In the past decade, total research and development spending in the United States, excluding defense and electronics R&D, more than doubled – from $83.4 billion in 1990 to an estimated $190.5 billion in 2000, which has helped drive Fisher's growth. Recent advances in mapping the human genome have led to increased spending in life-science research, a principal Fisher market. As scientific focus changes, Fisher changes with it, always preparing for the emergence of new sciences. Because 80 percent of the company's products are consumables, used every day regardless of capital constraints, our business is extremely recession resistant.

HEALTHCARE
Increased activity stemming from the Human Genome Project is also expanding the healthcare market. As molecular biologists identify specific genes linked to one's predisposition to a disease, scientists can develop diagnostic tools for advanced screening at clinical labs. The early detection of diseases leads to early intervention and treatment, resulting in better care at a lower cost. Consumers are also expected to have access to a broader range of rapid diagnostic tests in their drugstores. The aging population and physicians' demand for more specialized tests will continue to contribute to Fisher's growth because we provide many of the products and supplies needed to administer and evaluate such tests, some 5 billion of which were conducted in the United States last year.

SAFETY AND QUALITY CONTROL
Extending our offering beyond the research and healthcare markets, Fisher also provides environmental, bio-safety and quality-control products and services in the occupational health and safety market. From personal protective equipment and supplies for controlled environments (clean rooms) to respirators and other industrial equipment for firefighters and military personnel, Fisher has a complete line of products and services needed to help keep people safe on the job. We also offer online, Web-based safety-training programs.

THE FIRST 100 YEARS

1917. Company supports U.S. Chemical Warfare Service to counteract mustard gas used by the German army. Chester Fisher rounds up seven railroad carloads of supplies to produce a complete research laboratory for the American Expeditionary Force.


1917

GROWING RESEARCH AND DEVELOPMENT SPENDING
(excluding defense and electronics) in billions


$6.0
$9.0
$14.7
$32.0
$44.2
$57.5
$83.4
$121.4
$190.5
1960
1965
1970
1975
1980
1985
1990
1995
2000E

Source: NSF, PhrMa and management estimates

GROWING NATIONAL INSTITUTES OF HEALTH BUDGET in millions


$13.6
$15.7
$17.9
$20.4
$23.3
1998
1999
2000
2001
2002

Source: NIH

CREATING FUTURE PRODUCTS AND SERVICES

Fisher Scientific's portfolio includes more than 600,000 products and services. Private-labeled or exclusive products represent some 20 percent of our sales, and self-manufactured products represent an additional 20 percent of sales. We work closely with more than 6,000 suppliers to source the rest of our products.

THE FIRST 100 YEARS

1904. Founder Chester Fisher publishes his first catalog, the Scientific Materials Co. Catalog of Laboratory Apparatus & Supplies.

1921. Company introduces its own burner, developed by Edwin Fisher, brother of the founder. The Fisher burner was hailed as the most important improvement in burners since the original Bunsen burner was introduced circa 1888.


1904


1921

ENHANCING OUR PORTFOLIO

We utilize strong vendor relationships and strategic acquisitions to build our proprietary product portfolio. The recent acquisition of Cole-Parmer Instrument Company added self-manufactured products to the Fisher portfolio in 2001. Cole-Parmer brought fluid-management systems of its own manufacture, notably the MasterFlex® product line, which is well known in the life-science and healthcare markets. In 2002, we signed an exclusive agreement with Shimadzu Scientific Instruments for the distribution of its high-performance liquid chromatography (HPLC) instruments in the United States.

CLINICAL-LAB OFFERING

Our majority interest in Medical Analysis Systems, a manufacturer of quality-control products and reagents, enhances Fisher's line of clinical diagnostics. By working closely with customers engaged in esoteric and gene-based testing, we can anticipate their future needs and deliver the necessary products. Our customers also rely on us to bring to market the latest rapid diagnostics and instrumentation. In November, we introduced a new state-of-the-art line of ABX hematology instrumentation, reagents and controls that meet the needs of every laboratory size, from smaller models for physicians' offices to high-end units for large reference and hospital labs.

FISHER SCIENTIFIC CHEMICALS AND BIOREAGENTS

To further support the rapid expansion of life-science research, we are expanding our chemical portfolio, especially in biochemicals and bioreagents. Fisher's new bioreagent line meets the stringent worldwide standards of pharmaceutical manufacturers. We are achieving rapid growth in our biotechnology line, which includes such products as restriction enzymes, cell growth media, nuclease- and protease-free reagents, gels, buffers and stains that are used in many electrophoresis, cell-culture and molecular-biology applications. In addition, Fisher produces thermostable enzymes, nucleotides and reaction buffers for researchers amplifying DNA by means of polymerase chain reactions (PCRs).

With our ever-expanding biochemical and bioreagent portfolio, and our well-established analytical and organic chemical lines, Fisher is poised to become the leading worldwide manufacturer and distributor of chemicals serving the scientific-research and healthcare communities.

PHARMACEUTICAL SERVICES

Fisher Clinical Services provides a complete line of clinical packaging services, from over-encapsulation to manufacturing, packaging, labeling, logistics and distribution. We continue to develop new and innovative products and services for the pharmaceutical industry, such as custom software that serves as an automated supply-chain tool for clinical trials. This fully integrated packaging and distribution-services program enables customers to conduct trials faster and more efficiently than ever before.

MOBILE LAB WORKSTATIONS

As the world's leading manufacturer of laboratory casework and airflow products, Fisher Hamilton offers its customers the widest selection of high-quality, differentiated workstations coupled with comprehensive engineering, project management and installation services, simplifying new lab construction and remodeling projects. The company recently launched the MAX/LAB Furniture System, a new line of mobile, steel workstations that enables pharmaceutical, biotech and other research companies and institutions to create more flexible labs.




Quad


EUT
INSTRU

1. Fisher's acquisition of Cole-Parmer added the industry-leading MasterFlex fluid-handling system product line to our portfolio. In the product-life test room, mechanical technician Ben Chanthaboury tests the durability of MasterFlex pump heads and tubes that have many applications, including the cooling of equipment and removal of excess moisture in medical procedures.

2. To streamline manufacturing, Fisher operates high-speed computer-programmed machines such as this one, which places electronic components on printed circuit boards at a rate of 12,000 parts per hour. The finished boards are used in a number of our self-manufactured products, including peristaltic pumps.

3. Product inspector Ai Choo Lim tests the printed circuit board assembly of a field monitor used to measure pH. Cole-Parmer's production facility in Singapore expands our global manufacturing capabilities.







1. Schering-Plough assistant scientist Mandy Zhu uses Fisher chemicals to prepare a standard solution for analyzing the yield of a chemical reaction. Fisher supplies Schering-Plough, a global pharmaceutical company, with many of its chemicals and life-science products as well as safety equipment and protective clothing.
2. Scientist Cathy Dantzman conducts research in AstraZeneca's synthesis lab. AstraZeneca, one of the world's leading pharmaceutical companies, utilizes FisherPaks – reusable 50- to 1,360-liter drums (left) – because they can be plumbed into the lab's special instrumentation to conveniently dispense process solvents.
3. Associate scientist Adrienne Dillard selects bioreagents from Fisher's CORE (Convenient On-Site Replacement) cabinet located in one of AstraZeneca's high-throughput screening laboratories. As a value-added service, Fisher provides customers with on-site inventory management of their most critical chemical supplies.

PROVIDING EXCELLENCE IN SERVING GLOBAL CUSTOMERS

For 100 years, Fisher Scientific has proudly offered its customers the highest levels of personalized service.

GLOBAL EXPANSION

The company first began serving international customers in 1926, when it established an operation in Montreal. In succeeding decades, other Canadian branches were added. In those years, Fisher began to build its export business, based largely on the selling power of the comprehensive Fisher Catalog, the industry standard since 1904. Since 1992, Fisher has rapidly expanded its international business. Currently, Fisher has operations in 22 countries and serves customers in more than 145 countries.

UNMATCHED SALES AND CUSTOMER SERVICE

Fisher has one of the most comprehensive, technically trained sales and customer-service teams serving the research and healthcare industries. The company boasts a powerful global sales and marketing network comprising approximately 3,000 men and women, many of whom have scientific or medical backgrounds. Within this network are technically trained life-science, chemical, equipment and business-solutions specialists who provide their expertise to our customers, helping them make better-informed purchasing decisions.

DIVERSE CUSTOMER BASE

Fisher Scientific has more than 350,000 customers around the globe. This diverse clientele ranges from small, start-up venture companies to such leading multinational pharmaceutical and biotech companies as AstraZeneca, Biogen, Merck and Schering-Plough. It also includes major healthcare providers and national reference labs, such as Tenet Healthcare and Laboratory Corporation of America, in addition to group purchasing organizations AmeriNet, Broadlane and Premier, among others. For the past three years, no single customer represented more than 5 percent of Fisher's total sales.


1940

THE FIRST 100 YEARS

1940. Fisher Scientific Company acquires its original supplier, New York City-based Eimer & Amend. Founded in 1851, the firm (above) was a pioneer importer of European laboratory supplies, serving Thomas Edison, E.R. Squibb, Charles Steinmetz, Henry Ford and many other notable customers. Founder Bernard Amend was involved in the establishment of the American Chemical Society.


1967

THE FIRST 100 YEARS

1967. CPU to CPU: Fisher first became engaged in e-commerce in 1967 when the company introduced its electronic order-entry system to transmit orders from a University of Pittsburgh terminal to Fisher's mainframe.

Fisher has long been a technological leader, providing customers with systems, services and low-cost integrated procurement solutions designed to reduce our customers' supply-chain costs. Beginning with the introduction of the scientific-supply industry's first electronic order-entry system in 1967, Fisher has been engaged in what is now called electronic commerce for 35 years. Today, 18 percent of our sales come from e-commerce, up from 8 percent in 1998.

SEIZING THE FUTURE THROUGH TECHNOLOGICAL LEADERSHIP

E-COMMERCE CAPABILITIES

With more than 170,000 registered users now visiting our premier Web site – fishersci.com – we continue to enhance our e-commerce capabilities worldwide, providing superior functionality and navigation as well as enhanced requisition management and rapid ordering. Backed by Fisher's sophisticated logistics network, our domestic and international e-commerce sites provide virtual links to customers' resource-planning, procurement and accounting systems. With a mouse click, customers can place orders and replenish inventory. We reduce supply-chain costs by utilizing technology wherever possible to drive down procurement expenses, thus creating significant value for our customers.

OTHER TECHNOLOGIES

We also apply state-of-the-art technology to streamline our own processes and improve efficiencies in many areas of our business, from inventory control and shipment tracking to computer-aided design and the automation of manufacturing. We use computer-aided design, for example, to conceptualize and model housing for products we manufacture, such as fluid-management systems. Such housing is designed online and reviewed with customers electronically, eliminating more costly and time-consuming physical modeling of samples. Printed circuit boards are also laid out online. Diagrams are then electronically transferred to automated surface-mount assembly machines, which create programs to manufacture the boards. On the manufacturing floor, Fisher uses knowledge-based management systems that enable employees to instantly access design diagrams of the products being manufactured.







1. Intermediate drafter Judy Pratt uses computer-aided design software to configure the layouts of printed circuit boards and to design housing for a fluid-handling pump. Our use of technology-based programs dramatically reduces product-development time.

2. Fishersci.com offers customers easy navigation, account-specific pricing, access to Fisher's broad range of products and services and comprehensive literature that makes finding the right product a snap. *Smart Business* magazine ranked Fisher Scientific among the top 50 companies in successfully expanding and enhancing their businesses by using the Web. Fishersci.com also won the *Today's Chemist* award for Internet accessibility.

3. Medical technologist Maria Gallagher orders clinical-lab supplies on the fishersci.com Web site. Located in Virginia, Fairfax Hospital is a member of the Inova Health System and one of a growing number of medical-care centers that utilize corporate credit cards to pay directly for products ordered from our Web site, improving the management of payabl[...]

1. Using advanced logistics systems such as radio-frequency technology and automated material handling, Fisher's distribution centers complete more than 25,000 shipments per day.

2. Fisher's state-of-the-art 350,000 square-foot logistics facility in Chicago is our flagship distribution center in the United States, providing next-day service to customers throughout the Midwest.

3. Our largest distribution centers house sophisticated conveyor system networks, this one stretching nearly two miles in length, and high-speed sorters that process up to 120 cartons per minute using bar-code technology.


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2


Fisherbrand
Disposable
Scintilla
3

GLOBAL

LOGISTICS

Fisher Scientific has technology-based service capabilities at each of its 42 logistics centers worldwide, enabling the company to better serve the needs of its diverse customers – from small startup ventures to large multinational enterprises.

ADVANCED INVENTORY MANAGEMENT
Fisher was one of the first companies in any industry to introduce computer-based inventory management, in 1967. Today our advanced systems automate warehouse design and management, material handling and transportation management, ensuring higher productivity, faster order processing and flexibility in product mixes, types and volume. Radio-frequency technology improves order accuracy and provides real-time reporting.

SUPPLIER INTEGRATION
Working closely with its suppliers, Fisher has been able to streamline its supply chain. Fisher receives advanced shipping notifications (ASNs) electronically, resulting in a more efficient receiving process. Through the use of product bar-coding and radio-frequency technology, we are able to reduce the receiving process time. Fisher also collaborates with suppliers on transportation, inbound load scheduling, order quantities and other supply-chain requirements. Fisher uses demand forecasting and sophisticated planning systems to control inventory levels.

THE FIRST
100 YEARS

1952. Company founder C.G. Fisher discusses warehouse management techniques with employees during his visit to Fisher's new distribution center in Toronto.


1952

DISTRIBUTION EFFICIENCY, ON-SITE SUPPORT
Our technology-based distribution network ships approximately 95 percent of our domestic customer orders within 24 hours of placement. With a dedicated fleet of trucks supplementing third-party shippers, Fisher tailors its delivery to meet customer needs. For many domestic and global accounts, Fisher provides on-site customer-service and sales representatives who manage the entire procurement process, including customers' inventories, and often provide just-in-time delivery of critical products to individual labs within minutes. This specialized service enables pharmaceutical and biotech companies, clinical labs and other Fisher customers to concentrate their full efforts on their primary responsibilities, leaving the logistics to us.


1
LabCorp
Fisherbrand
RINSE


2


3


4
CAUTION

DISCOVER THE FUTURE WITH FISHER


5


6


7

1. At LabCorp's Center for Esoteric Testing, technologist Jon Setliff tests samples for the presence of antigens indicating such diseases as tuberculosis and Legionnaires' disease. The growth of patient-test evaluations at facilities like LabCorp's contributes to Fisher's growth in the healthcare market.

2. Our Fisherbrand self-manufactured product line includes consumables and equipment, such as multichannel pipetters and pipette tips, to meet the needs of scientific-research and clinical laboratories.

3. In Biogen's media preparatory lab, scientist Michael Murphy creates buffers used by researchers in the development of new disease treatments. Fisher stocks Biogen's media prep lab with chemicals, life-science products and equipment.

4. Research specialist Lynn Spruce performs peptide, or protein, synthesis using some of Fisher's new bioreagents at the University of Pennsylvania protein chemistry lab.

5. At the University of Pennsylvania cancer center, graduate student Sara Cullinan conducts an experiment in a Fisher Isotemp Plus chromatography refrigerator.

6. At our Eutech Instruments facility in Singapore, quality control technician Alex Kwa conducts final testing of a laboratory bench-top meter. The meter, used to measure pH levels in liquids, is tested with a pH electrode and standard buffer solutions.

7. Fisher Clinical Services pioneered the use of robotics in clinical supplies – allowing multiple products to be efficiently and safely packed into a single blister card for use in trials of new medicines.

FINANCIAL

SELECTED FINANCIAL DATA

This summary of selected financial data for the five years in the period ended December 31, 2001 should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Financial Statements presented elsewhere herein. See Note 1 – Formation and Background and Note 3 – Summary of Significant Accounting Policies for a further discussion of the basis of presentation, principles of consolidation and defined terms.

Year Ended December 31,	**2001**	2000	1999	1998	1997
(in millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Sales	**$2,880.0**	$2,622.3	$2,514.5	$2,294.4	$2,213.7
Income from operations[a]	**131.1**	156.3	146.8	22.8	21.1
Net income (loss)[b]	**16.4**	22.7	23.4	(49.5)	(30.5)
SHARE DATA:					
Net income (loss) per common share[b]:					
Basic	**$ 0.33**	$ 0.57	$ 0.59	$ (1.24)	$ (0.30)
Diluted	**0.31**	0.51	0.55	(1.24)	(0.30)
Weighted average shares outstanding:					
Basic	**49.4**	40.1	40.0	40.0	101.5
Diluted	**53.0**	44.4	42.8	40.0	101.5
Dividends declared per common share:	**$ –**	$ –	$ –	$ –	$ 0.012
BALANCE SHEET DATA (AT END OF YEAR):					
Working capital	**$ 120.1**	$ 142.8	$ 115.3	$ 107.9	$ 237.5
Total assets	**1,839.2**	1,385.7	1,402.6	1,357.6	1,176.5
Long-term debt[c]	**956.1**	991.1	1,011.1	1,022.0	267.8

[a] Includes $61.2 million ($38.5 million, net of tax) of restructuring and other nonrecurring charges in 2001, $8.4 million ($5.2 million, net of tax) of restructuring credits and other nonrecurring charges in 2000, $11.2 million ($8.6 million, net of tax) of restructuring and other nonrecurring charges in 1999, $108.4 million ($68.9 million, net of tax) of Recapitalization-related costs, restructuring and other nonrecurring charges in 1998 and $88.3 million ($69.5 million, net of tax) of restructuring and other nonrecurring charges in 1997. Refer to Management's Discussion and Analysis of Results of Operations and Financial Condition.

[b] Net income (loss) includes the amounts described in (a) above and 2000 includes a $23.6 million ($14.9 million, net of tax) write-down of investments in certain Internet-related ventures and 1997 includes $5.0 million ($2.9 million, net of tax) of nonrecurring charges and a $5.3 million write-off of deferred tax assets related to certain foreign locations.

[c] The Recapitalization, which was consummated on January 21, 1998, resulted in a significant increase in long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

We report financial results on the basis of three business segments: domestic distribution, international distribution and laboratory workstations. The domestic distribution segment engages in the supply, marketing, service and manufacture of scientific, clinical, educational, and occupational health and safety products. Additionally, this segment provides contract manufacturing and pharmaceutical packaging services. The international distribution segment engages in the supply, marketing and service of primarily scientific research products. The laboratory workstations segment manufactures laboratory workstations, fume hoods and enclosures for technology and communication centers. Until 1999, we operated a fourth segment, technology, which was disposed of through the spin-off of ProcureNet, a provider of outsourcing and supply-chain-management technology, in April 1999 and the sale of our UniKix Technology software business in July 1999.

In February 2001, we acquired the pharmaceutical packaging services business of Covance, which we renamed Fisher Clinical Services Inc. ("FCS"). FCS enables pharmaceutical and biotechnology customers to outsource the packaging, labeling and distribution of new medicines undergoing phase 3 and phase 4 clinical trials. We paid an adjusted purchase price of $132.7 million in a cash transaction. The results of FCS have been included in the domestic distribution segment from the date of acquisition.

In May 2001, we sold 12.8 million shares of common stock in a public offering at a price of $24.00 per share. Net proceeds to the Company, after deducting the underwriting discount and expenses, were approximately $289.9 million. The proceeds of this offering were used to fund acquisitions during the year. In connection with that offering we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock and converted them into 1.0 million shares of common stock, that were deposited into a rabbi trust. We recorded a primarily noncash compensation charge of $33.5 million during the first quarter of 2001 as a result of this conversion.

In June 2001, we acquired a controlling interest in Medical Analysis Systems, Inc. ("MAS") after having acquired a non-controlling interest in March 2001. MAS is a leading manufacturer of controls and reagents for the clinical laboratory market. Prior to June 2001, we accounted for our investment in MAS using the equity method of accounting. In July 2001, we acquired Safety Equipment Company ("SEC"), a distributor of safety supplies and personal protection equipment. These acquisitions had an aggregate purchase price of approximately $30 million. The results of MAS and SEC have been included in the domestic distribution segment from their respective dates of acquisition.

In November 2001, we acquired Cole-Parmer Instrument Company and its affiliated companies ("Cole-Parmer"). Cole-Parmer is a leading worldwide manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. The purchase price was $208.5 million in cash. The results of Cole-Parmer have been included in the domestic distribution segment from the date of acquisition.

During 2001 we implemented two restructuring plans focused on the following areas: further integrating our international operations into Pan-European and Pan-Asian business units to maximize synergies; continued consolidation of our domestic distribution facilities to increase efficiencies and lower costs; the consolidation of all our chemical manufacturing, distribution, and sales and marketing activities to drive increased sales growth and earnings and overall streamlining of our workforce. We recorded a charge of $27.0 million related to these plans. We also incurred $1.5 million for inventory write-offs related to the plans.

RESULTS OF OPERATIONS

The following table sets forth our sales and income (loss) from operations by segment (*in millions*):

	Sales			Income (Loss) from Operations		
	2001	2000	1999	**2001**	2000	1999
Domestic distribution	**$2,439.9**	$2,187.3	$2,015.4	**$173.4**	$149.8	$131.8
International distribution	**425.4**	418.5	446.9	**13.6**	11.5	6.3
Laboratory workstations	**178.6**	165.2	192.0	**4.9**	3.5	25.4
Technology	**–**	–	–	**–**	–	(6.1)
Eliminations	**(163.9)**	(148.7)	(139.8)	**0.4**	(0.1)	0.6
Segment sub-total	**2,880.0**	2,622.3	2,514.5	**192.3**	164.7	158.0
Restructuring and other charges (credits)	**–**	–	–	**59.7**	(2.0)	(1.5)
Nonrecurring charges	**–**	–	–	**1.5**	10.4	12.7
Total	**$2,880.0**	$2,622.3	$2,514.5	**$131.1**	$156.3	$146.8

SALES

Sales increased 9.8% to $2,880.0 million in 2001 from $2,622.3 million in 2000. Excluding the impact of foreign exchange, sales increased 10.5% for 2001. Sales increased 4.3% to $2,622.3 million in 2000 from $2,514.5 million in 1999. Excluding the impact of foreign exchange, sales increased 5.9% in 2000. The increase in the growth rate in 2001 compared to 2000 is predominately attributable to the four acquisitions we completed during 2001. Excluding the impact of foreign exchange, we expect sales growth to range between 11.0% to 12.0% for 2002, reflecting growth in our base business and the impact of acquisitions completed during 2001.

Sales in the domestic distribution segment increased 11.6% to $2,439.9 million for 2001 from $2,187.3 million in 2000. Domestic distribution sales increased 8.5% to $2,187.3 million in 2000 from $2,015.4 million in 1999. Each of our four acquisitions completed during 2001 and our acquisition in 2000 has been reported in our domestic distribution segment. We expect domestic distribution sales growth to range between 13.0% to 14.0% for 2002, reflecting growth in our base business and the impact of acquisitions completed during 2001.

Sales in the international distribution segment increased 1.7% to $425.4 million for 2001 from $418.5 million in 2000. Excluding the impact of foreign exchange, sales increased 5.5% for 2001. International distribution sales decreased 6.4% to $418.5 million in 2000 from $446.9 million in 1999. Excluding the impact of foreign exchange, sales increased 1.5% in 2000. The increase in growth rate was attributable to increased volume in Europe and Asia-Pacific. We expect international distribution sales growth to range between 3.5% to 4.0% for 2002, excluding the impact of foreign exchange. The growth rate in 2002 is forecasted to decrease due to the possible disruption associated with the implementation of our fourth quarter 2001 restructuring plan and our focus on improving operating margin.

Sales in the laboratory workstations segment increased 8.1% to $178.6 million for 2001 from $165.2 million in 2000. Laboratory workstations' sales decreased 14.0% to $165.2 million in 2000 from $192.0 million in 1999. We experienced a strong rebound in growth from 2000 to 2001 resulting in increased order activity and backlog growth of 11.0% to $110.1 million. The sales decline in the laboratory workstations segment from 1999 to 2000 was due primarily to a slowdown in the industrial research laboratory construction market. We are forecasting laboratory workstation sales growth to range between 2.5% to 3.0% for 2002.

GROSS PROFIT

Gross profit increased 13.7% to $737.2 million or 25.6% of sales for 2001 from $648.3 million or 24.7% of sales in 2000. Gross profit increased 3.1% to $648.3 million in 2000 from $629.1 million or 25.0% of sales in 1999. The increase in gross profit as a percentage of sales from 2000 to 2001 was attributable to acquisitions completed during 2001. Gross profit was reduced by $1.5 million for inventory write-offs related to the restructuring plans implemented during 2001, of that, $1.1 million related to our domestic distribution segment and $0.4 million related to our international distribution segment. The decrease in gross profit as a percentage of sales from 1999 to 2000 was primarily due to a decline in sales volume and a change in the product mix in our laboratory workstations segment. Gross profit in 1999 was reduced by $5.3 million for inventory write-offs as a result of a change in our product portfolio. We expect gross profit as a percentage of sales to improve in 2002 primarily due to acquisitions completed during 2001 and our continued strategy to increase sales of our higher margin proprietary products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expense increased 10.6% to $546.4 million or 19.0% of sales for 2001 from $494.0 million or 18.8% of sales in 2000. Selling, general and administrative expense increased 4.6% to $494.0 million in 2000 from $472.5 million or 18.8% of sales in 1999. In 2000, selling, general and administrative expense included $5.5 million of costs for business combinations not consummated, $3.7 million of noncash compensation expense related to a change in the terms of certain common stock options and $1.2 million of expense related to targeted workforce reductions. Excluding those charges, selling, general and administrative expense as a percentage of sales was 18.4% for 2000. The increase in selling, general and administrative expenses as a percentage of sales in 2001 was primarily due to acquisitions. In 1999, selling, general and administrative expense included $2.2 million of expenses associated with our warehouse consolidation plan. Excluding those expenses, selling, general and administrative expense as a percentage of sales was 18.7% for 1999. The decrease in selling, general and administrative expenses as a percentage of sales from 1999 to 2000 was primarily the result of fixed cost leverage. We expect to show improvement in selling, general and administrative expenses as a percentage of sales in 2002 due to the change in accounting principles generally accepted in the United States of America for the nonamortization of goodwill. Goodwill amortization for 2001 was $7.8 million, $5.1 million and $3.8 million for the domestic distribution, international distribution and laboratory workstations segments, respectively. Excluding amortization of goodwill we expect selling, general and administrative expense as a percentage of sales to increase in 2002 due to our acquisitions completed in 2001 partially offset by fixed cost leverage.

RESTRUCTURING AND OTHER CHARGES

During the first quarter of 2001, we adopted and commenced implementation of a streamlining plan aimed at improving operations, largely through office, warehouse and manufacturing facility consolidations and the discontinuance of certain product lines. As a result of these actions, we recorded a restructuring charge of $18.1 million. The restructuring charge reflects $10.9 million related to estimated employee separation costs and $7.2 million of exit costs. The charge for employee separation arrangements relates to termination and other severance costs associated with 518 salaried and hourly employees severed as part of this plan. The exit costs represent primarily lease-cancellation costs and costs associated with the discontinuance of certain product lines. The domestic distribution, international distribution and laboratory workstations segments accounted for $15.4 million, $2.6 million and $0.1 million, respectively, of this charge. Through December 31, 2001, we had expended $11.7 million of the $18.1 million accrual and anticipate expending $5.1 million in 2002 and the balance thereafter. We reinvested the net savings realized from this plan into improved systems and our workforce.

During the fourth quarter of 2001, we commenced implementation of a plan focused on further integration of the international operations and recent acquisitions and the continued streamlining of the domestic operations, including the consolidation of certain distribution centers. As a result of these actions, we recorded a restructuring charge of $8.9 million. The restructuring charge reflects $7.4 million related to estimated employee separation costs and $1.5 million of exit costs. The charge for employee separation arrangements relates to the termination and other severance costs associated with 262 salaried and hourly employees severed as part of this plan. The exit costs represent primarily lease cancellation costs. The domestic distribution and international distribution segments accounted for $4.9 million and $4.0 million, respectively, of this plan charge. Through December 31, 2001, we had expended $1.9 million of the $8.9 million accrual and anticipate expending $5.3 million in 2002 and the balance thereafter. Upon completion of this plan, we expect a reduction of approximately $6.0 million in annual pre-tax expenses. Of this amount, we intend to reinvest approximately $3.0 million in our sales and marketing efforts and distribution capabilities surrounding our chemical and life sciences product portfolio. As a result, we expect to realize net annual savings of $3.0 million beginning in 2002. During the fourth quarter of 2001 we also reversed $0.8 million of accruals from restructuring charges recorded in years prior to 2001 due to actual costs being lower than originally estimated. The domestic distribution and international distribution segments accounted for $0.7 million and $0.1 million of the restructuring credit, respectively.

In connection with the May 2001 stock offering process, we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, issued and deposited into a rabbi trust. The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44, *the date of the transaction, and the exercise price of the option)* by $35.44. As a result of these transactions we recorded a primarily noncash compensation charge of $33.5 million during the first quarter of 2001.

In 2000, we recorded a restructuring credit of $2.0 million, consisting of a $0.7 million reversal for our 1999 restructuring charge related to revisions in estimated separation costs and a $1.3 million reversal for restructuring charges prior to 1999 related to revised estimates in total costs. The restructuring credit related to our domestic distribution and international distribution segments equally.

In 1999, we adopted and commenced implementation of a plan to consolidate and downsize our German business unit, included in our international distribution segment. As a result of these actions, we recorded a restructuring charge of $2.1 million. The charge related to estimated employee separation costs for 22 warehouse, customer service and sales employees. We also recorded a restructuring credit of $3.6 million in 1999 related to revisions in estimates for charges recorded prior to 1999.

LOSS FROM OPERATIONS TO BE DISPOSED OF

In December 1998 our Board of Directors approved a plan to dispose of our technology business segment. The disposition was completed through the spinoff of ProcureNet in April 1999 and the sale of our UniKix Technology software business in July 1999. The result of operations of this segment are reported separately in our statement of operations. For the year ended December 31, 1999 loss from operations to be disposed of was $11.3 million that consisted of $6.1 million in operating losses and a $5.2 million write-off of in-process research and development costs associated with an acquisition made in the first quarter of 1999.

INCOME FROM OPERATIONS

Income from operations decreased 16.1% to $131.1 million in 2001 from $156.3 million in 2000. Income from operations increased 6.5% to $156.3 million in 2000 from $146.8 million in 1999. Excluding restructuring and other nonrecurring charges of $61.2 million and $8.4 million as described above, income from operations increased 16.8% to $192.3 million or 6.7% of sales in 2001 from $164.7 or 6.3% of sales in 2000, respectively. The increase in income from operations as a percent of sales, as adjusted, is primarily due to acquisitions completed in 2001. Excluding restructuring credits and nonrecurring charges of $11.2 million as discussed above, income from operations in 1999 was $158.0 million or 6.3% of sales. Income from operations as a percentage of sales, as adjusted, was flat in 2000 compared to 1999 due to a significant decrease in our laboratory workstations segment's operating income in 2000 offset by growth in our base business in the domestic and international distribution segments and the disposal of our technology segment in 1999.

Income from operations in the domestic distribution segment increased 15.8% to $173.4 million, or 7.1% of segment sales, for 2001 from $149.8 million, or 6.9% of segment sales, in 2000. Domestic distribution income from operations increased 13.7% to $149.8 million in 2000 from $131.8 million, or 6.5% of segment sales, in 1999. The increase in income from operations as a percent of sales for the domestic distribution segment from 2000 to 2001 was primarily related to the acquisitions we completed during 2001. We expect income from operations as a percentage of sales to range between 7.7% to 7.9% for 2002 from 7.4% in 2001, as adjusted for the nonamortization of goodwill, due to growth in our base business and the impact of acquisitions completed in 2001.

Approximately 60% of our product deliveries in the United States are through UPS. The collective bargaining agreement between UPS and its delivery employees expires on July 31, 2002. Although we are implementing plans to mitigate its possible effects, if UPS experiences a major work stoppage or slowdown, it would have a material adverse impact on our results of operations and cash flows. These effects have not been reflected in our forecasts.

Income from operations in the international distribution segment increased 18.3% to $13.6 million, or 3.2% of segment sales, for 2001 from $11.5 million, or 2.8% of segment sales, in 2000. International distribution income from operations increased to $11.5 million in 2000 from $6.3 million, or 1.4% of segment sales, in 1999. We expect income from operations as a percentage of sales to range between 4.6% to 4.9% for 2002 from 4.4% in 2001, as adjusted for the nonamortization of goodwill.

Income from operations in the laboratory workstations segment increased 40.0% to $4.9 million, or 2.7% of segment sales, for 2001 from $3.5 million, or 2.1% of segment sales, in 2000. Laboratory workstations income from operations decreased to $3.5 million in 2000 from $25.4 million, or 13.2% of segment sales, in 1999. The increase in income from operations from 2000 to 2001 was primarily due to an increase in sales volume. The decrease in income from operations from 1999 to 2000 was primarily related to the decline in sales volume and gross profit due to a slowdown in the industrial research laboratory construction market and a change in product mix. We are forecasting income from operations as a percentage of sales to range between 5.3% to 5.6% for 2002 from 4.9% in 2001, as adjusted for the nonamortization of goodwill.

INTEREST EXPENSE

Interest expense for 2001, 2000 and 1999, was $99.5 million, $99.1 million and $104.2 million, respectively. The decrease from 1999 to 2000 was the result of a reduction in the amount of accounts receivables sold through our receivables securitization facility. We expect interest expense for 2002 to decrease from 2001 as a result of principal debt repayments scheduled for 2002.

OTHER (INCOME) EXPENSE, NET

Other expense decreased to $1.3 million for 2001 from $19.4 million in 2000. Other expense increased to $19.4 million in 2000 from income of $15.2 million in 1999. Other income in 1999 included a $2.5 million gain on the sale of our UniKix Technology software business, $6.1 million of gains from the sale of property, plant and equipment and a $3.1 million gain from the portion of our interest rate swap that was undesignated in 1999. Other expense in 2000 included a $23.6 million write-down to fair market value of investments in certain Internet-related ventures, primarily ProcureNet, which we spun off in 1999. Other expense in 2001 consists of $6.0 million in equity losses in Global Health Exchange (formerly HealthNexis and The New Health Exchange) and MAS for the period we accounted for our investment in MAS under the equity method of accounting; offset by increased interest income earned from proceeds on the May 2001 public offering.

INCOME TAX PROVISION

The income tax provision for 2001 decreased to $13.9 million from $15.1 million in 2000. The income tax provision for 2000 decreased to $15.1 million from $34.4 million in 1999. The effective tax rate was 45.9% for 2001 compared with 40% for 2000. The effective tax rate was 40.0% for 2000 compared with 59.5% for 1999. The decrease in the effective tax rate in 2000 is primarily due to the implementation of domestic and international tax-planning initiatives and a reduction in foreign losses for which no tax benefits are recorded. The increase in the effective tax rate in 2001 results from the restructurings and stock compensation charges recorded that have a U.S. tax benefit of only 37%. We anticipate that our effective tax rate will be 34% for 2002. The improvement in the effective tax rate is due to recently implemented tax-planning strategies and the elimination of non-deductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31, 2001, cash generated from operating activities was $158.6 million compared with $107.2 million for 2000. The increase in cash provided by operating activities is due to an increase in net income adjusted for noncash items and an $18.9 million improvement in working capital. Our working capital improvement is primarily attributable to accounts payable, accounts receivable and inventory management largely due to our continued working capital initiatives. We expect cash flow from operations to be $120.0 million to $130.0 million for 2002 reflecting an anticipated investment in working capital due to forecasted growth in our business along with additional cash outflow for the continued integration of Cole-Parmer and the completion of the restructuring plans implemented in 2001.

During 2001, we used $419.6 million of cash for investing activities, compared with $57.1 million in 2000. During 2001 we invested $371.2 million for strategic acquisitions, including $132.7 million for our acquisition of FCS, $208.5 million for our acquisition of Cole-Parmer, and approximately $30 million for the acquisitions of MAS and SEC. The acquisitions were funded with cash on hand, funds provided by our May 2001 offering and through the sale of receivables under the receivables securitization facility. We also invested $6.0 million as a debt investment in MAS and $4.7 million for the Company's minority interest in Global Health Exchange. As of December 31, 2001, we have fully funded our commitment to invest approximately $6.8 million in Global Health Exchange. Capital expenditures totaled $40.1 million in 2001 compared with $29.4 million in 2000. The increase in capital expenditures in 2001 primarily relates to additional investment in infrastructure for our FCS acquisition. We expect to invest between $55.0 million and $65.0 million in capital expenditures for 2002, reflecting continued facility consolidation and increased investment in our chemical manufacturing and pharmaceutical services. We intend to continue pursuing acquisitions of complementary businesses that will enhance our growth and profitability. We currently have no commitment, understanding or arrangement relating to any additional acquisitions.

During 2001, financing activities provided $270.0 million versus cash used by financing activities of $32.8 million in 2000. In May 2001, we sold 12.8 million shares of common stock to the public at a price of $24.00 per share. We received proceeds of $289.9 million from the offering net of underwriter's discounts and offering costs. We used a portion of the net proceeds to reduce the amount of accounts receivables sold under our receivables securitization facility by $170.0 million and the remainder for acquisitions. Financing activities in 2000 consisted of scheduled debt service payments. Our debt obligations consist of short-term debt of $32.3 million and long-term debt with maturies of $43.4 million in 2002, $27.8 million in 2003, $65.0 million in 2004, $249.1 million in 2005, $3.4 million in 2006 and $616.0 million thereafter.

We have a $175 million revolving credit facility that bears interest at LIBOR plus 1.25% to 2.25% or Prime Rate plus 0.25% to 1.25% (the "Revolving Facility".) We also pay a commitment fee of 50 basis points per annum of the undrawn portion of the Revolving Facility. At December 31, 2001 we had $123.7 million of available borrowing capacity under our Revolving Facility, net of $51.3 million of letters of credit outstanding, primarily representing guarantees issued to local banks in support of borrowings by our foreign subsidiaries. The Revolving Facility expires in January 2004. We also maintain a $170 million receivables securitization facility (the "Receivables Securitization"). Our Receivables Securitization provides for the sale, on a revolving basis, of certain of our accounts receivable. The Receivables Securitization facility bears interest at LIBOR plus an annual commitment fee of 50 basis points. The Receivables Securitization expires in January 2003. The full amount of the Receivables Securitization facility was available at December 31, 2001.

We expect to satisfy our short-term funding requirements from free operating cash flow, together with cash and cash equivalents on hand. A change in demand for the Company's goods and services, while unlikely, would reduce free operating cash flow available to fund our operations. If such a decrease in demand were significant and free operating cash flow were reduced significantly, we may utilize the unused portion of our Receivables Securitization facility to the extent that we have qualified receivables to sell through the facility. Further, we have borrowing capacity available under our Revolving Facility. We believe that these funding sources are sufficient to meet our ongoing operating, capital expenditure and debt service requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our growth rate. We may seek to raise additional funds from public or private debt or equity financings, or from other sources for general corporate purposes or for the acquisition of businesses or products. There can be no assurance that additional funds will be available at all or that, if available, will be obtained at terms favorable to us. Additional financing could also be dilutive.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to product returns, bad debts, inventory obsolescence, investments, intangible assets, income taxes, warranty obligations, restructuring costs, retirement and insurance costs, and contingencies and litigation. Those estimates and assumptions are based on our historical experience, our observance of trends in the industry, and various other factors that are believed to be reasonable under the circumstances; the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We recognize revenue for product sales upon the transfer of all risks and rewards of ownership to the buyer. We also record reductions to revenue for estimated returns. Should a greater amount of products be returned to us, additional reductions to revenue may be required. We also provide for the estimated cost of product warranties at the time revenue is recognized. Although our facilities undergo quality assurance and testing procedures throughout the production process and we monitor our suppliers for Fisher branded products, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We provide for the allowance for doubtful accounts when it becomes likely and known that the financial condition of our customer deteriorated, resulting in their inability to make payments. If those conditions change, changes to the allowance for doubtful accounts may be necessary.

We write down our inventory for estimated obsolescence to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Future demand is generally forecasted for a 12-month period. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

We record accruals for environmental liabilities, based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount can be reasonably estimated. Our estimates are based upon reports prepared by environmental specialists and management's knowledge and experiences with these environmental matters. If interpretations of applicable laws and regulations, cleanup methods or the extent of our responsibility change from our current estimates, revisions to our estimated environmental liability may be required.

Although we consider these policies to require management's more complex estimates and assumptions, you may refer to Note 3 – Summary of Significant Accounting Policies for a description of our accounting policies necessary for a complete understanding of our financial statements.

EUROPEAN ECONOMIC AND MONETARY UNION

We conduct business in many of the 12 countries that are participating in the European Economic and Monetary Union that, among other things, adopted a single currency called the euro. On January 1, 1999, a three-year transition period for the euro began and the conversion rates between the euro and the national currencies were fixed. Business enterprises had the option of switching to the single currency at any time prior to January 1, 2002. In connection with our upgrade of management information systems for Year 2000 purposes, we incorporated the necessary changes to conduct business in euros and the national currencies during the transition period and entirely in euros thereafter. We were not able to estimate or segregate the costs relating to the conversion to the euro, but we do not believe that such costs were material. Conversion to the euro has not had a material impact on our results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under the provisions of SFAS 141, goodwill and intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 were not amortized. Goodwill and intangible assets acquired in business combinations completed prior to July 1, 2001 continued to be amortized through December 31, 2001.

SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under the nonamortization approach, goodwill and certain intangibles will not be amortized but instead would be reviewed for impairment and written down with a resulting charge to operations only in the period in which the recorded value of goodwill and certain intangibles is more than its fair value. SFAS 142 requires us to perform an evaluation of whether goodwill and indefinite-lived intangible assets are impaired as of January 1, 2002, the effective date of the statement for us. Additionally, SFAS 142 requires us to reassess the useful lives and residual values of all intangible assets and make any necessary amortization adjustments. This impairment evaluation is required to be completed by March 31, 2002 for indefinite-lived intangible assets and by December 31, 2002 for goodwill.

At December 31, 2001, we had unamortized goodwill and indefinite-lived intangible assets in the amount of $507.4 million and $61.5 million, respectively, all of which is subject to the transition provisions of SFAS 141 and SFAS 142. We are in the process of evaluating the effect that the transitional goodwill impairment provisions of this statement will have on our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. We do not anticipate the adoption of SFAS 143 as of January 1, 2003, will have a material effect on our financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement have been adopted as of January 1, 2002 and will be applied prospectively.

CONTROL OF THE COMPANY

On January 21, 1998, approximately 87% of the fully diluted shares of common stock of Fisher were converted into the right to receive $9.65 per share in cash pursuant to merger agreement dated November 14, 1997, as amended between us and FSI Merger Corp. ("FSI"), a Delaware corporation formed by Thomas H. Lee Company ("THL"), providing for the merger of FSI with and into Fisher and the recapitalization of Fisher (collectively the "Recapitalization"). The Recapitalization established an election process that provided stockholders the right to elect, subject to proration, for each share of Fisher common stock held, to either receive $9.65 in cash or retain one share of common stock, $0.01 par value in the recapitalized company.

As of March 2002, certain affiliates of THL ("THL Entities"), JP Morgan Partners (BHCA) ("JP Morgan"), Merrill Lynch & Co. ("Merrill Lynch") and Credit Suisse First Boston (USA), Inc. formerly known as Donaldson, Lufkin and Jenrette, Inc. ("CSFB" and, together with the THL Entities, JP Morgan and Merrill Lynch, the "Equity Investors") own 46.1% of our issued and outstanding common stock, with the THL Entities owning 29.5% of such outstanding stock. Accordingly, the Equity Investors have significant control over us and have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. These Equity Investors and certain members of management entered into an Investor's Agreement dated January 21, 1998, as amended (the "Investor's Agreement"). The Investor's Agreement provides that our Board of Directors will comprise at least nine, but not more than ten directors, four of whom will be appointed by the THL Entities, one of whom will be appointed by DLJ Merchant Banking Partners II, L.P., one of whom will be Mr. Paul M. Montrone and one of whom will be Mr. Paul M. Meister. The directors elected pursuant to the Investor's Agreement will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. There can be no assurance that the interests of the Equity Investors will not conflict with the interests of our other shareholders.

CAUTIONARY FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical facts included in this Annual Report may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that the assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions including, among other things:

- our outstanding indebtedness and leverage, and the restrictions imposed by our indebtedness;
- the effects of domestic and international economic and business conditions on our businesses;
- the high degree of competition of certain of our businesses, and the potential for new competitors to enter into these businesses;
- the extent to which we undertake new acquisitions or enter into strategic joint ventures or partnerships;
- future modifications to existing laws and regulations affecting the environment;
- discovery of unknown contingent liabilities, including environmental contamination at our facilities and liability with respect to products we distribute and manufacture;

- fluctuations in interest rates and in foreign currency exchange rates;
- availability, or increases in the cost, of raw materials and other inputs used to make our products;
- the loss of major customers or suppliers; and
- our ability to generate free cash flow or to obtain sufficient resources to finance working capital and capital expenditure needs.

Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect management's present expectations of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. The Company is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We operate manufacturing and logistical facilities as well as offices around the world and utilize fixed and floating rate debt to finance global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

In the normal course of business, we use derivative financial instruments, including interest rate swaps and foreign currency forward exchange contracts to manage market risks. Additional information regarding our financial instruments is contained in Note 6 – Fair Value of Financial Instruments and Note 12 – Debt. The objective in managing our exposure to changes in interest rates is to limit the impact of these changes on earnings and cash flow and to lower our overall borrowing costs. The objective in managing our exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flow associated with these changes. Our principal currency exposures are in the major European currencies and in the Canadian dollar. We do not hold derivatives for trading purposes.

We measure our market risk related to our holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10% change in interest and currency exchange rates. We used year-end market rates on our financial instruments to perform the sensitivity analysis. We do not include items such as lease contracts, insurance contracts, and obligations for pension and other postretirement benefits in the analysis.

Our primary interest rate exposures relate to cash, fixed and variable rate debt and interest rate swaps. The potential loss in fair values is based on an immediate change in the net present values of our interest rate sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% change in interest rates would not have had a material impact on our fair values, cash flows or earnings for either 2001 or 2000.

Our primary currency rate exposures are to our intercompany debt, cash and foreign currency forward contracts. The potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flows and earnings is based on the change in cash flow and earnings over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in the currency exchange rates would not have had a material impact on the fair values, cash flows or earnings for either 2001 or 2000.

STATEMENT OF OPERATIONS

Year Ended December 31, (in millions, except per share data)	2001	2000	1999
Sales	**$2,880.0**	$2,622.3	$2,514.5
Cost of sales	**2,142.8**	1,974.0	1,885.4
Selling, general and administrative expense	**546.4**	494.0	472.5
Restructuring and other charges (credits)	**59.7**	(2.0)	(1.5)
Loss from operations to be disposed of	**–**	–	11.3
Income from operations	**131.1**	156.3	146.8
Interest expense	**99.5**	99.1	104.2
Other (income) expense, net	**1.3**	19.4	(15.2)
Income before income taxes	**30.3**	37.8	57.8
Income tax provision	**13.9**	15.1	34.4
Net income	**$ 16.4**	$ 22.7	$ 23.4
Net income per common share:			
Basic	**$ 0.33**	$ 0.57	$ 0.59
Diluted	**$ 0.31**	$ 0.51	$ 0.55
Weighted average common shares outstanding:			
Basic	**49.4**	40.1	40.0
Diluted	**53.0**	44.4	42.8

See the accompanying notes to financial statements.

BALANCE SHEET

December 31,	2001	2000
(in millions, except share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 75.1**	$ 66.0
Accounts receivable, net	**332.0**	296.8
Inventories	**261.4**	224.2
Other current assets	**89.3**	63.6
Total current assets	**757.8**	650.6
Property, plant and equipment	**322.1**	251.3
Goodwill	**507.4**	334.2
Other assets	**251.9**	149.6
Total assets	**$1,839.2**	$1,385.7
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Short-term debt	**$ 75.7**	$ 47.6
Accounts payable	**336.1**	308.5
Accrued and other current liabilities	**225.9**	151.7
Total current liabilities	**637.7**	507.8
Long-term debt	**956.1**	991.1
Other liabilities	**222.1**	198.5
Total liabilities	**1,815.9**	1,697.4
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock ($0.01 par value; 15,000,000 shares authorized, none outstanding)	**–**	–
Common stock ($0.01 par value; 500,000,000 shares authorized; 54,194,484 and 40,132,296 shares issued; and 54,157,878 and 40,116,389 shares outstanding, at December 31, 2001 and 2000, respectively)	**0.5**	0.4
Capital in excess of par value	**661.1**	326.0
Accumulated deficit	**(555.5)**	(571.9)
Accumulated other comprehensive loss	**(81.8)**	(65.9)
Treasury stock, at cost, (36,606 and 15,907 shares at December 31, 2001 and 2000, respectively)	**(1.0)**	(0.3)
Total stockholders' equity (deficit)	**23.3**	(311.7)
Total liabilities and stockholders' equity (deficit)	**$1,839.2**	$1,385.7

See the accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Year Ended December 31, (in millions)	**2001**	2000	1999
Cash flows from operating activities:			
Net income	**$ 16.4**	$ 22.7	$ 23.4
Adjustments to reconcile net income to cash provided by operating activities:			
Restructuring and other charges (credits), net of cash expended	**46.1**	(2.0)	(1.5)
Depreciation and amortization	**82.0**	63.6	62.4
Write down of investments	**–**	23.6	–
Other noncash expenses	**6.0**	6.3	1.5
(Gain) loss on sale of property, plant and equipment and write-offs	**(0.6)**	0.6	(8.0)
Deferred income taxes	**(0.3)**	2.3	20.5
Changes in working capital:			
Accounts receivables, net	**8.9**	6.8	2.0
Inventories	**10.0**	5.9	(4.0)
Accounts payable	**13.8**	2.8	60.7
Other working capital	**4.5**	1.4	(21.8)
Net cash flow from operations to be disposed of	**–**	–	2.6
Other assets and liabilities	**(28.2)**	(26.8)	(13.1)
Cash provided by operating activities	**158.6**	107.2	124.7
Cash flows from investing activities:			
Acquisitions, net of cash acquired	**(371.2)**	(23.1)	(34.4)
Capital expenditures	**(40.1)**	(29.4)	(41.1)
Proceeds from sale of property, plant and equipment	**2.4**	1.7	16.0
Other investments	**(10.7)**	(6.3)	(3.0)
Cash used in investing activities	**(419.6)**	(57.1)	(62.5)
Cash flows from financing activities:			
Proceeds from sale of common stock	**289.9**	–	–
Long-term debt proceeds	**–**	8.1	9.1
Long-term debt payments	**(29.5)**	(20.9)	(10.1)
Change in short-term debt, net	**7.2**	1.3	10.2
Proceeds from stock options exercised	**3.1**	0.4	0.3
Acquisition of treasury stock	**(0.7)**	–	(0.1)
Changes in amounts sold under the accounts receivable securitization, net	**–**	(21.7)	(83.5)
Cash provided by (used in) financing activities	**270.0**	(32.8)	(74.1)
Effect of exchange rate changes on cash	**0.1**	(1.6)	(3.4)
Net change in cash and cash equivalents	**9.1**	15.7	(15.3)
Cash and cash equivalents – beginning of year	**66.0**	50.3	65.6
Cash and cash equivalents – end of year	**$ 75.1**	$ 66.0	$ 50.3
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes, net of refunds	**$ 8.5**	$ 1.8	$ 16.0
Interest	**$ 92.2**	$ 93.2	$ 97.7

See the accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) AND OTHER COMPREHENSIVE INCOME (LOSS)

(in millions)	Common Stock	Capital in Excess of Par Value	Shares Deposited in Trust	Shares to be Distributed from Trust	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total	Other Comprehensive Income (Loss)
Balance at January 1, 1999	$0.4	$313.3	$(29.8)	$29.8	$(618.2)	$(19.7)	$(0.5)	$(324.7)	
Net income	–	–	–	–	23.4	–	–	23.4	$ 23.4
Foreign currency translation adjustment	–	–	–	–	–	(32.4)	–	(32.4)	(32.4)
Minimum pension liability	–	–	–	–	–	0.5	–	0.5	0.5
Subtotal – other comprehensive loss									$ (8.5)
Proceeds from stock options	–	0.3	–	–	–	–	–	0.3	
Compensation related to the grant of stock options	–	2.2	–	–	–	–	–	2.2	
Distribution of ProcureNet to stockholders	–	–	–	–	0.2	–	–	0.2	
Trust activity	–	–	(0.1)	0.1	–	–	–	–	
Acquisition of treasury stock	–	–	–	–	–	–	(0.1)	(0.1)	
Balance at December 31, 1999	0.4	315.8	(29.9)	29.9	(594.6)	(51.6)	(0.6)	(330.6)	
Net income	–	–	–	–	22.7	–	–	22.7	$ 22.7
Foreign currency translation adjustment	–	–	–	–	–	(14.3)	–	(14.3)	(14.3)
Unrealized investment gain	–	–	–	–	–	0.3	–	0.3	0.3
Minimum pension liability	–	–	–	–	–	(0.3)	–	(0.3)	(0.3)
Subtotal – other comprehensive income									$ 8.4
Proceeds from stock options	–	0.4	–	–	–	–	–	0.4	
Tax benefit from stock options	–	0.3	–	–	–	–	–	0.3	
Compensation related to the grant of stock options	–	5.0	–	–	–	–	–	5.0	
Expiration of put (See Note 18)	–	4.5	–	–	–	–	–	4.5	
Trust activity	–	–	(0.2)	0.2	–	–	–	–	
Issuance of treasury stock	–	–	–	–	–	–	0.3	0.3	
Balance at December 31, 2000	0.4	326.0	(30.1)	30.1	(571.9)	(65.9)	(0.3)	(311.7)	
Net income	–	–	–	–	16.4	–	–	16.4	$ 16.4
Foreign currency translation adjustment	–	–	–	–	–	(10.1)	–	(10.1)	(10.1)
Unrealized investment gain	–	–	–	–	–	0.5	–	0.5	0.5
Unrealized loss on cash flow hedges	–	–	–	–	–	(6.6)	–	(6.6)	(6.6)
Minimum pension liability	–	–	–	–	–	0.3	–	0.3	0.3
Subtotal – other comprehensive income									$ 0.5
Proceeds from issuance of common stock, net	0.1	289.8	–	–	–	–	–	289.9	
Proceeds from stock options	–	3.1	–	–	–	–	–	3.1	
Tax benefit from stock options	–	8.7	–	–	–	–	–	8.7	
Conversion of employee stock options to common stock	–	33.5	–	–	–	–	–	33.5	
Acquisition of treasury stock	–	–	–	–	–	–	(0.7)	(0.7)	
Trust activity (See Notes 2 and 19)	–	–	(20.5)	20.5	–	–	–	–	
Balance at December 31, 2001	**$0.5**	**$661.1**	**$(50.6)**	**$50.6**	**$(555.5)**	**$(81.8)**	**$(1.0)**	**$ 23.3**	

See the accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 | FORMATION AND BACKGROUND

Fisher Scientific International Inc. ("Fisher" or the "Company") was incorporated in September 1991. The Company's operations are conducted throughout North and South America, Europe, the Far East, the Middle East and Africa directly or through one or more subsidiaries, joint ventures, agents, or dealers. The Company reports financial results on the basis of three business segments: domestic distribution, international distribution, and laboratory workstations. The domestic distribution segment engages in the supply, marketing, service and manufacture of scientific, clinical, educational, and occupational health and safety products. Additionally, this segment provides contract manufacturing and pharmaceutical packaging services. The international distribution segment engages in the supply, marketing and service of primarily scientific research products. The laboratory workstations segment manufactures laboratory workstations, fume hoods and enclosures for technology and communication centers. Until 1999, Fisher operated a fourth segment, technology.

The Company serves scientists engaged in biomedical, biotechnology, pharmaceutical, chemical and other fields of research and development, and is a supplier to clinical laboratories, hospitals, healthcare alliances, physicians' offices, environmental testing centers, remediation companies, quality-control laboratories and many other customers.

NOTE 2 | PUBLIC OFFERING OF COMMON STOCK

On May 9, 2001, the Company sold 12.8 million shares of common stock to the public at a price of $24.00 per share. An additional 1.0 million shares were sold by employees and other individuals from shares distributed from a rabbi trust set up in connection with the Company's recapitalization in 1998 to meet tax obligations triggered by the offering. Proceeds to the Company from the offering were approximately $289.9 million, net of underwriters' discounts and offering costs. The Company did not receive any proceeds for the sale of shares by the selling stockholders.

NOTE 3 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation–The financial statements contain the accounts of the Company and all majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

Cash and Cash Equivalents–Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at the date of acquisition.

Inventories–Inventories are valued at the lower of cost or market, cost being determined principally by the last-in, first-out ("LIFO") method for the majority of the subsidiaries included in the domestic distribution segment and by the first-in, first-out ("FIFO") method for all other subsidiaries.

Property, Plant and Equipment–Property, plant and equipment is recorded at cost and is generally depreciated based upon the following estimated useful lives: buildings and improvements 5 to 33 years and machinery, equipment and other 3 to 12 years. Depreciation is computed using the straight-line method. Depreciation expense for 2001, 2000 and 1999 was $43.5 million, $33.3 million and $30.4 million, respectively.

Goodwill–Goodwill acquired in a business combination completed prior to June 30, 2001 is being amortized on a straight-line basis over 5 to 40 years. Goodwill acquired in a business combination completed after June 30, 2001 is not being amortized. The amounts presented are net of accumulated amortization of $99.1 million and $83.1 million at December 31, 2001 and 2000, respectively.

Intangible Assets–Intangible assets with a finite useful life and intangible assets with an indefinite useful life acquired in a business combination completed prior to June 30, 2001 are being amortized on a straight-line basis over their estimated useful lives, ranging up to 20 years. Intangible assets with an indefinite useful life acquired in a business combination completed after June 30, 2001 are not being amortized. Net intangible assets of $106.9 million and $24.6 million at December 31, 2001 and 2000 are included in Other Assets and are stated net of accumulated amortization of $24.2 million and $21.3 million, respectively. During 2001, 2000 and 1999, the Company recorded amortization expense of $3.1 million, $3.0 million and $3.2 million, respectively.

Impairment of Long-Lived Assets – Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the quoted market price, if available, or the anticipated undiscounted operating cash flow generated by those assets are less than the assets' carrying value. An impairment charge is recorded for the difference between the fair value and carrying value of the asset.

Advertising – The Company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally two years. Direct-response advertising consists of catalog production and mailing costs that are amortized from the date catalogs are mailed. Advertising expenses, including internal employment costs for marketing personnel and amortization of capitalized direct-response advertising, were $21.8 million, $20.1 million and $23.5 million for the three years ended December 31, 2001, 2000 and 1999, respectively.

Revenue Recognition – The Company recognizes product revenue upon the transfer of all risks and rewards of ownership to the buyer. Products are generally delivered without significant post-sale obligations to customers. If a significant obligation exists, revenue recognition is deferred until the obligations are satisfied. Service revenue is recognized as the services are performed.

Deferred Debt Issue Costs – Deferred debt issue costs of $23.5 million and $27.6 million at December 31, 2001 and 2000, respectively, relate to the Company's 9% Notes, 7⅛% Notes and Credit Facility debt. Deferred debt issue costs are included in Other Assets and are amortized using the effective interest rate method over the term of the related debt. During 2001, 2000, and 1999, the Company recorded amortization expense of $5.0 million, $4.6 million and $4.4 million, respectively.

Income Taxes – The Company uses the asset and liability approach to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not expected to be realized.

Other (Income) Expense, net – Other (income) expense, net consists of interest income on cash and cash equivalents and other non-operating income and expense items. The 2000 amount includes a $23.6 million write-down of the Company's Internet-related investments and 1999 includes $7.8 million of gains on asset sales.

Stock-Based Compensation – The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method, and has provided, in Note 18 – Stock and Other Plans, the *pro forma* disclosures of the effect on net income and earnings per common share as if the fair value based method had been applied in measuring compensation expense.

Foreign Currency Translation – Assets and liabilities of the Company's foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a separate component of stockholders' equity (deficit). Gains and losses resulting from foreign currency transactions are reported on the income statement line item "other (income) expense, net," when recognized.

Financial Instruments – Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended, which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relations or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in earnings in the current period. The adoption of SFAS 133, as amended, did not have a material effect on the Company's financial position or results of operations.

The nature of the Company's business activities necessarily involves the management of various financial and market risks, including those related to changes in interest rates and foreign currency exchange rates. As discussed below, the Company uses derivative financial instruments to mitigate or eliminate certain of those risks. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedge items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company does not hold derivatives for trading purposes.

The Company enters into interest rate swap agreements in order to manage its exposure to interest rate risk. These interest rate swaps are designated as cash flow hedges of the Company's variable rate debt. During 2001, no ineffectiveness was recognized in the statement of operations on these hedges. Amounts accumulated in OCI are reclassified into earnings as interest is accrued on the hedge transactions. The amounts accumulated in OCI will fluctuate based on changes in the fair value of the Company's derivatives at each reporting period.

The Company enters into forward currency contracts to hedge exposure to fluctuations in foreign currency rates. For foreign currency contracts that are designated hedges, changes in the fair value are recorded in OCI to the extent of hedge effectiveness and are subsequently recognized in earnings once the forecasted transactions are recognized. For forward currency contracts not designated as hedges, changes in fair value are recognized in other (income) expense, net.

Other Comprehensive Income (Loss) – Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in other comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity (deficit), net of tax. The Company's other comprehensive income (loss) is composed of unrealized gains and losses on available-for-sale securities, unrealized losses on cash flow hedges, minimum pension liability and foreign currency translation adjustments.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain prior year amounts have been reclassified to conform to their current presentation.

NOTE 4 | ACQUISITIONS

In February 2001, the Company acquired the pharmaceutical packaging services business of Covance which we renamed Fisher Clinical Services Inc. ("FCS"). FCS enables pharmaceutical and biotechnology customers to outsource packaging, labeling and distribution for new medicines undergoing phase 3 and phase 4 clinical trials. The Company paid an adjusted purchase price of $132.7 million in a cash transaction. The results of FCS have been included in the domestic distribution segment from the date of acquisition.

In June 2001, the Company acquired a controlling interest in Medical Analysis Systems, Inc. ("MAS") after having acquired a non-controlling interest in March 2001. MAS is a leading manufacturer of controls and reagents for the clinical laboratory market. Prior to June 2001, the Company accounted for its investment in MAS using the equity method of accounting. In July 2001, the Company acquired Safety Equipment Company ("SEC"), a distributor of safety supplies and personal protection equipment. These acquisitions had an aggregate purchase price of approximately $30 million. The results of MAS and SEC have been included in the domestic distribution segment from their respective dates of acquisition.

In November 2001, the Company acquired Cole-Parmer Instrument Company and its affiliated companies ("Cole-Parmer"). Cole-Parmer is a leading worldwide manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. The purchase price was $208.5 million in cash. The results of Cole-Parmer have been included in the domestic distribution segment from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisitions. The allocation of purchase price has been made based upon management estimates and third-party valuations that have not been finalized. Accordingly, the allocation of purchase price is preliminary.

(in millions)	
Current assets	$ 94.0
Property, plant and equipment	77.2
Intangible assets	89.0
Goodwill	192.5
Other assets	24.0
Total assets acquired	476.7
Current liabilities	86.0
Long-term debt	3.8
Other liabilities	15.7
Total liabilities assumed	105.5
Net assets acquired	$371.2

The following unaudited pro forma financial information presents the consolidated results of operations as if the acquisitions described above had occurred at the beginning of 2001 and 2000 (in millions, except per share amounts). The unaudited pro forma amounts include a financing charge to reflect estimated borrowing costs that would have been incurred had the acquisitions occurred at the beginning of 2000. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the Company's results of operations that would actually have been achieved had the acquisitions been completed for the periods presented, or that may be obtained in the future.

	2001	2000
Sales	**$3,063.5**	$2,939.6
Net income	**7.7**	15.0
Net income per common share:		
Basic	**$0.15**	$0.37
Diluted	**0.14**	0.34

In January 2000, the Company acquired a diagnostic manufacturing business based in Middletown, Virginia, for $22.3 million in cash. The results of this business have been included in the domestic distribution segment from the date of acquisition. In January 1999, the Company acquired Columbia Diagnostics Inc., a Virginia-based provider of laboratory products and supplies to the healthcare industry, which is included in the domestic distribution segment, and Structured Computer Systems ("SCS"), a Connecticut-based provider of procurement and materials management solutions to businesses, which was included in the ProcureNet business of the former technology segment. Fisher recorded a $5.2 million write-off for in-process research and development costs related to the acquisition of SCS. Net cash consideration paid for acquisitions during 1999, including the remaining 10% of an entity acquired in 1998, was approximately $34.4 million.

NOTE 5 | OPERATIONS TO BE DISPOSED OF

In December 1998, the Company's Board of Directors approved a plan to dispose of the Company's technology business segment through (i) a spinoff (the "Spinoff") of ProcureNet Inc. ("ProcureNet"), the Company's outsourcing and supply chain management technology business, and (ii) the sale of UniKix Technology software business. As part of the Spinoff, which was consummated on April 15, 1999, the Company and ProcureNet entered into a transitional services agreement pursuant to which Fisher provides ProcureNet with certain management and other administrative services.

During the first quarter of 1999, ProcureNet entered into debt obligations to Fisher totaling $19 million. These notes bear interest at an annual rate of 9% and are due and payable on December 31, 2007. Subsequent to the Spinoff, the Company fulfilled its credit commitment to ProcureNet by providing an additional $3 million in debt securities on terms similar to those of the existing notes. In accordance with the terms of the securities and at the option of ProcureNet, accrued interest of $1.1 million and $1.7 million was converted to principal during 2000 and 1999, respectively. In the fourth quarter of 2000, the Company recorded an impairment charge of $19.4 million in other (income) expense to write down a portion of the outstanding principal of the ProcureNet debt security. The charge was triggered primarily by market conditions that adversely impacted ProcureNet's cash flows. The remaining balance of $5.4 million was based upon management's estimate of the fair value of this debt security at December 31, 2000. The fair value of the debt security was determined based upon a valuation of the business using a discounted cash flow model.

On July 22, 1999, the Company completed the sale of UniKix for cash proceeds of approximately $5 million. A gain on the sale of $2.5 million was recognized and is included in other (income) expense, net.

Revenues, costs and expenses, and cash flows of the former technology segment have been excluded from their respective captions in the statement of operations and statement of cash flows. These items have been reported as "loss from operations to be disposed of" and "net cash flows from operations to be disposed of" for the year ended December 31, 1999.

The former technology segment, which includes the results of operations of ProcureNet through April 15, 1999 and UniKix through July 22, 1999, had net sales of $21.1 million and incurred a net loss of $11.3 million during 1999. The operating loss in 1999 includes a $5.2 million write-off for in-process research and development costs related to the acquisition of SCS.

NOTE 6 | FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash in banks, accounts receivables, debt, interest rate swaps and forward foreign currency contracts.

The carrying amounts for cash and cash equivalents, accounts receivables, and short-term debt approximate fair value due to the short-term nature of these instruments. The carrying and fair values of long-term debt were $956.1 million and $978.6 million, respectively, at December 31, 2001, and $991.1 million and $951.1 million, respectively, at December 31, 2000. The fair value of the long-term fixed rate debt was estimated based on current quotes from bond traders making a market in the debt instrument. The fair value of debt with variable rates approximates the net carrying value. At December 31, 2001, the Company had no outstanding forward foreign currency contracts and at December 31, 2000, had outstanding forward foreign currency contracts with notional amounts of approximately $5 million. The fair value of these contracts was insignificant at December 31, 2000. The Company also had off-balance-sheet standby letters of credit with notional amounts of $54.2 million and $56.8 million with no unrealized gain or loss at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company was a party to five interest-rate swap agreements in which the Company exchanged its floating-rate obligation on (a) $40.0 million denominated in U.S. dollars for a fixed-rate payment obligation of 5.669% per annum through January 21, 2004, (b) $141.9 million denominated in U.S. dollars for a fixed rate obligation of 5.669% per annum through December 31, 2003, (c) $22.0 million denominated in British pounds for a fixed-rate payment obligation of 5.850% per annum through January 21, 2004, and (d) $7.9 million denominated in Canadian dollars for a fixed-rate payment obligation of 5.6675% per annum through January 21, 2004. The notional amount of each interest-rate swap agreement matches the repayment schedule of the Term Facility through the maturity date of the respective interest rate swap agreements (see Note 12 – Debt). In the unlikely event that the counterparty fails to meet the terms of the interest-rate swap agreement, the Company's exposure is limited to the interest-rate differential on the notional amount at each quarterly settlement period over the life of the agreements. The Company does not anticipate nonperformance by the counterparty. The fair values of interest-rate swap agreements are the estimated amounts that the Company would pay or receive to terminate the agreements at the reporting date, taking into account current interest rates, the market expectation for future interest rates and the current creditworthiness of the Company. The fair value of outstanding interest-rate swap agreements as of December 31, 2001 and 2000, based upon quoted market prices, reflected an unrealized loss of $9.6 million and an unrealized gain of $0.6 million, respectively.

None of the Company's financial instruments represents a concentration of credit risk as the Company deals with a variety of major banks worldwide, and its accounts receivable are spread among a number of customers and geographic areas.

NOTE 7 | ACCOUNTS RECEIVABLE

The following is a summary of accounts receivable at December 31 (in millions):

	2001	2000
Gross accounts receivable	**$366.8**	$331.8
Allowance for doubtful accounts	**(34.8)**	(35.0)
Accounts receivable, net	**$332.0**	$296.8

The Company's receivables securities facility ("Receivables Securitization") provides for the sale, on a revolving basis, of certain of the accounts receivable of Fisher Scientific International Inc., a Delaware limited liability corporation ("FSII"), to a special purpose, bankruptcy remote subsidiary of FSII included in the Company's consolidated financial statements. The parties have entered into an agreement to transfer, on a revolving basis, an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount based on a defined calculated percentage of the outstanding accounts receivable balance. As collections reduce accounts receivable included in the pool, new receivables are sold into the pool. During 2001, the Company collected and reinvested, on a revolving basis, approximately $812 million of receivables. During 2000, the Company collected and reinvested, on a revolving basis, approximately $475 million of receivables and used $21.7 million of additional collections to reduce this facility to zero at December 31, 2000. The special purpose subsidiary has the risk of credit loss on the receivables and, accordingly, the full amount of the allowance for doubtful accounts has been retained in the Company's balance sheet. Under the terms of the Receivables Securitization, FSII retains collection and administrative responsibilities for the receivables in the pool. Due to the short-term nature of the receivables, the Company's retained interest in the pool during the year is valued at historical cost which approximates fair value. The facility expires in January 2003 and the effective interest rate is approximately one month LIBOR plus an annual commitment fee of 50 basis points. The Company recorded $3.8 million and $3.9 million of losses on the sale of receivables as interest expense in the year ended December 31, 2001 and 2000, respectively. The full amount of the Receivables Securitization facility was available at December 31, 2001 and 2000.

NOTE 8 | INVENTORIES

The following is a summary of inventories by major category at December 31 (in millions):

	2001	2000
Raw material	**$ 33.6**	$ 28.8
Work in process	**11.0**	6.9
Finished products	**216.8**	188.5
Total	**$261.4**	$224.2

Inventories valued using the LIFO method amounted to $150.9 million and $149.3 million at December 31, 2001 and 2000, respectively, which were below estimated replacement cost by approximately $30.8 million and $26.7 million for the years ended December 31, 2001 and 2000, respectively.

NOTE 9 | OTHER CURRENT ASSETS

The following is a summary of other current assets at December 31 (in millions):

	2001	2000
Deferred income taxes	**$60.8**	$48.5
Other	**28.5**	15.1
Total	**$89.3**	$63.6

NOTE 10 | PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment by major class of asset at December 31 (in millions):

	2001	2000
Land, buildings and improvements	**$ 239.3**	$ 185.8
Machinery, equipment and other	**290.9**	241.0
Total	**530.2**	426.8
Accumulated depreciation	**(208.1)**	(175.5)
Property, plant and equipment, net	**$ 322.1**	$ 251.3

NOTE 11 | ACCRUED AND OTHER CURRENT LIABILITIES

The following is a summary of accrued and other current liabilities at December 31 (in millions):

	2001	2000
Wages and benefits	**$ 61.0**	$ 32.6
Interest	**25.7**	24.4
Other	**139.2**	94.7
Total	**$225.9**	$151.7

NOTE 12 | DEBT

The following is a summary of debt obligations at December 31 (in millions):

	2001	2000
9% Senior Subordinated Notes (net of a discount of $4.6 million and $5.4 million in 2001 and 2000, respectively)	**$595.4**	$594.6
Term Facility	**211.8**	231.2
7⅛% Notes (net of a discount of $0.6 million and $0.7 million in 2001 and 2000, respectively)	**149.4**	149.3
Other	**75.2**	63.6
Less short-term debt	**(75.7)**	(47.6)
Total long-term debt	**$956.1**	$991.1

The Term Facility consists of (a) a $69.9 million tranche A term loan ("Tranche A"), (b) a $84.2 million tranche B term loan ("Tranche B") and (c) a $57.7 million tranche C term loan ("Tranche C"). Of the $211.8 million outstanding under the Term Facility, $181.9 million is denominated in U.S. dollars, $22.0 million is denominated in British pounds and $7.9 million is denominated in Canadian dollars. Borrowings under the Term Facility and the Company's $175 million revolving credit facility (the "Revolving Facility" and together with the Term Facility the "Credit Facility") bear interest at a range of rates, based upon the Company's leverage ratio, equal to, at the Company's option, the following: Tranche A and Revolving Facility, LIBOR plus 1.25% to 2.25% or Prime Rate plus 0.25% to 1.25%; Tranche B, LIBOR plus 2.25% to 2.50% or Prime Rate plus 1.25% to 1.50%; and Tranche C, LIBOR plus 2.50% to 2.75% or Prime Rate plus 1.50% to 1.75%. The Company also pays a commitment fee equal to 0.50% per annum of the undrawn portion of each lender's commitment. Interest rates at December 31, 2001 were as follows: Tranche A – 3.13% (LIBOR plus 1.25%); Tranche B – 4.13% (LIBOR plus 2.25%); and Tranche C – 4.38% (LIBOR plus 2.50%). The Revolving Facility expires in January 2004. The mandatory repayment schedule of the Term Facility is as follows: $30.5 million in 2002, $22.3 million in 2003, $62.7 million in 2004, and $96.3 million in 2005.

The obligations of Fisher and the subsidiary borrowers under the Credit Facility are secured by substantially all assets of the Company and its material domestic subsidiaries. The obligations of Fisher and the subsidiary borrowers are further guaranteed by Fisher and each material domestic subsidiary of Fisher.

The Credit Facility contains covenants of the Company and the subsidiary borrowers, including, without limitation, certain financial covenants and restrictions on (i) indebtedness, (ii) the sale of assets, (iii) mergers, acquisitions and other business combinations, (iv) minority investments, and (v) the payment of cash dividends to shareholders. The financial covenants include requirements to maintain certain levels of interest coverage, debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), minimum EBITDA and a limit on capital expenditures. The Company is in compliance with all covenants at December 31, 2001. Loans under the Term Facility are required to be prepaid with 50% of excess cash flow (as defined in the Credit Facility and subject to certain limits as specified therein), certain equity issuances of the Company, 100% of net-cash proceeds of certain asset sales, certain insurance and condemnation proceeds, and certain debt issuances of the Company.

On January 21, and November 20, 1998, the Company issued $400 million and $200 million, respectively, of 9% Senior Subordinated Notes. The 9% Senior Subordinated Notes issued in January were issued at par while the 9% Senior Subordinated Notes issued in November were issued net of an approximate $7 million discount. The 9% Senior Subordinated Notes will mature on February 1, 2008 with interest payable semiannually in arrears on February 1 and August 1 of each year. The 9% Notes are unsecured senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness and rank *pari passu* in light of payment with all other existing and future senior subordinated indebtedness of the Company. The 9% Notes are redeemable at the option of the Company at any time after February 1, 2003 at an initial redemption price of 104.5%, declining ratably to par on or after February 1, 2006. Upon a Change of Control Triggering Event (as defined in the Indenture under which the 9% Notes are issued), the Company will be required to make an offer to purchase all outstanding 9% Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

The Indenture under which the 9% Notes are issued contains covenants that restrict, among other things, (i) the ability of the Company and its subsidiaries to incur additional indebtedness, (ii) pay dividends or make certain other restricted payments, (iii) merge or consolidate with any other person, and (iv) make minority investments, and contains other various covenants that are customary for transactions of this type.

The Company also has outstanding $150.0 million aggregate principal amount of 7⅛% Notes due December 15, 2005, which were sold on December 18, 1995 at a price to the public equal to 99.184% of principal bringing the effective interest rate to 7.5%.

Other debt outstanding at December 31, 2001 totaled $75.2 million, of which $42.9 million is long-term in nature. This debt matures as follows: $12.9 million in 2002, $5.5 million in 2003, $2.3 million in 2004, $2.8 million in 2005, $3.4 million in 2006, and $16.0 million thereafter.

NOTE 13 | COMMITMENTS AND CONTINGENCIES

The Company leases certain logistics, office and manufacturing facilities. The following is a summary of annual future minimum lease and rental commitments under operating leases as of December 31, 2001 (in millions):

2002	$ 24.0
2003	18.7
2004	14.5
2005	13.3
2006	12.2
Thereafter	72.0
Net minimum lease payments	$154.7

Total rental expense included in the accompanying statement of operations amounted to $20.5 million in 2001, $17.6 million in 2000, and $18.4 million in 1999.

At December 31, 2001, the Company had letters of credit outstanding totaling $54.2 million, which primarily represent guarantees issued to local banks in support of borrowings by foreign subsidiaries of the Company, guarantees with respect to various insurance activities as well as performance letters of credit issued in the normal course of business.

There are various lawsuits and claims pending against the Company involving contract, product liability and other issues. In addition, the Company has assumed certain insurance liabilities, including liabilities related to an inactive insurance subsidiary, primarily related to certain historical businesses of its former parent, including those related to workers' compensation, employers' liability, automobile, general and product liability. In view of the Company's financial condition and the accruals established for related matters, based on management's knowledge to date, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company is currently involved in various stages of investigation and remediation related to environmental protection matters. The Company cannot predict the potential costs related to environmental matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the Company's responsibility. However, these costs could be material. The Company records accruals for environmental liabilities based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The Company calculates estimates based upon reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. The Company includes in these estimates potential costs for investigation, remediation, and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters were $29.8 million and $31.0 million at December 31, 2001 and 2000, respectively.

Although these amounts do not include third-party recoveries, the Company may be subject to indemnification from third parties for liabilities relating to certain sites. Management believes this accrual is adequate for the environmental liabilities the Company expects to incur. As a result, the Company believes that the ultimate liability with respect to environmental matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the Company's operations, which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 14 | STOCKHOLDERS' EQUITY (DEFICIT)

The preferred stock and the common stock of the Company are each issuable in one or more series or classes, any or all of which may have such voting powers, full or limited, or no voting powers, and such designations, preferences and related participating, optional or other special rights and qualifications, limitations or restrictions thereof, as are set forth in the Restated Certificate of Incorporation of Fisher or any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by Fisher's Board of Directors, which is expressly authorized to set such terms for any such issue. At December 31, 2001, the Company's outstanding common stock included 4,035,290 of nonvoting shares. As of December 31, 2001, there were warrants outstanding to purchase 2,583,315 shares of common stock at a per share exercise price of $9.65.

On May 16, 2001, the stockholders of the Company approved an amendment to the Restated Certificate of Incorporation of the Company increasing the authorized number of shares of common stock that may be issued from 100,000,000 to 500,000,000.

NOTE 15 | EARNINGS PER SHARE

Net income per share is computed under Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income available for common stockholders by the weighted average number of shares of common stock outstanding, including potential common shares from conversion of stock options and warrants using the treasury stock method, if dilutive.

The following table sets forth basic and diluted net income per share computational data for the periods presented (in millions, except per share amounts):

Year Ended December 31,	**2001**	2000	1999
Net income available to common shareholders	**$16.4**	$22.7	$23.4
Weighted average common shares outstanding used in computing basic net income per share	**49.4**	40.1	40.0
Common stock equivalent[(a)]	**3.6**	4.3	2.8
Weighted average common shares outstanding used in computing diluted net income per share	**53.0**	44.4	42.8
Basic net income per share	**$0.33**	$0.57	$0.59
Diluted net income per share	**$0.31**	$0.51	$0.55

[(a)]The weighted average amount of outstanding antidilutive common stock options and warrants excluded from the computation of diluted net income per share was 0.9 million, 0.2 million and 1.6 million at December 31, 2001, 2000 and 1999, respectively.

NOTE 16 | INCOME TAXES

The domestic and foreign components of income before income taxes are as follows (in millions):

Year Ended December 31,	**2001**	2000	1999
Domestic	**$ 0.6**	$25.6	$44.1
Foreign	**29.7**	12.2	13.7
Income before income taxes	**$30.3**	$37.8	$57.8

The components of the income tax provision are as follows (in millions):

Year Ended December 31,	**2001**	2000	1999
Current income tax expense:			
Federal	**$ –**	$ 5.7	$ 8.9
State	**1.5**	0.4	(1.0)
Foreign	**12.7**	6.7	6.0
Total current	**14.2**	12.8	13.9
Deferred income tax expense (benefit):			
Federal	**0.6**	1.5	8.3
State	**(0.3)**	0.1	6.5
Foreign	**(0.6)**	0.7	5.7
Total deferred	**(0.3)**	2.3	20.5
Total income tax provision	**$13.9**	$15.1	$34.4

The principal items accounting for the differences in taxes on income computed at the applicable U.S. statutory rate and as recorded are as follows (in millions):

Year Ended December 31,	**2001**	2000	1999
Taxes computed at statutory rate	**$10.6**	$13.2	$20.2
Foreign taxes over (under) U.S. rate and foreign losses not tax benefitted (net)	**(1.2)**	0.4	4.8
State income taxes (net of federal benefit)	**1.7**	0.3	3.5
Nondeductible permanent items, net	**2.8**	2.4	6.0
Other	**–**	(1.2)	(0.1)
Income tax provision	**$13.9**	$15.1	$34.4

The tax effects of temporary items that gave rise to significant portions of the deferred tax accounts are as follows at December 31 (in millions):

	2001	2000
Deferred tax assets:		
Postretirement benefit costs other than pension	**$ 24.4**	$ 26.0
Environmental accruals	**11.8**	12.2
Operating loss	**53.3**	34.4
Accrued employee benefits	**35.3**	28.5
Restructuring accruals	**7.2**	3.8
Other items not deductible until paid	**55.6**	48.3
Gross deferred tax assets	**187.6**	153.2
Less valuation allowance	**(35.7)**	(26.3)
Total deferred tax assets	**151.9**	126.9
Deferred tax liabilities:		
Goodwill	**22.4**	20.9
Property, plant and equipment	**12.4**	11.4
Other	**9.6**	7.8
Total deferred tax liabilities	**44.4**	40.1
Net deferred tax assets	**$107.5**	$ 86.8

Deferred tax assets include the benefit of net operating loss carryforwards subject to appropriate valuation allowances. The Company evaluates the tax benefits of operating loss carryforwards on an ongoing basis taking into consideration such factors as the future reversals of existing taxable temporary differences, projected future operating results, the available carryforward period and other circumstances. At December 31, 2001, the Company had accumulated net operating loss carryforwards for tax purposes expiring as follows (in millions):

	Foreign	State	Federal
2002	$ 1.8	$ –	$ –
2003	1.7	2.4	–
2004	1.8	4.2	–
2005	–	3.5	–
2006	–	3.7	–
2008	2.5	8.1	–
2009	0.1	12.0	–
2010	0.2	–	–
2011	2.4	0.1	–
2013	–	3.9	–
2014	–	6.3	–
2016	–	0.1	–
2018	–	13.3	–
2019	–	18.9	17.8
2021	–	1.0	10.9
No Expiration	89.2	–	–
Total	$99.7	$77.5	$28.7

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowances at December 31, 2001, 2000 and 1999 predominantly represent allowances against foreign net operating losses which are not anticipated to result in future tax benefits.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $53 million at December 31, 2001. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. The Company intends to periodically make distributions from its foreign subsidiaries to its U.S. parent. These distributions will only be made at such time that they are deemed to be tax efficient. The Company does not anticipate any additional U.S. tax liability above that which has previously been recorded.

NOTE 17 | RETIREMENT BENEFITS

The Company has defined benefit pension plans available to substantially all employees that are either fully paid for by the Company or provide for mandatory employee contributions as a condition of participation. Under the cash balance plan in the United States, a participating employee accumulates a cash balance account which is credited monthly with an allocation equal to 3.5% of compensation and interest. The Company's funding policy is to contribute annually the statutorily required minimum amount as actuarially determined.

The Company, generally at its own discretion, provides a postretirement health care program that is administered by the Company to employees who elect to and are eligible to participate. Fisher funds a portion of the costs of this program on a self-insured and insured-premium basis and, for the years ended December 31, 2001, 2000 and 1999, made payments totaling $1.8 million, $2.1 million and $1.7 million, respectively.

The changes in benefit obligations and plan assets were as follows at December 31 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Change in benefit obligation				
Benefit obligation at beginning of year	**$244.5**	$238.6	**$24.0**	$26.9
Service costs	**10.7**	9.0	**0.4**	0.4
Interest costs	**17.0**	16.4	**1.6**	1.6
Plan participants' contribution	**0.6**	0.7	–	–
Plan amendment	–	0.1	–	(1.8)
Actuarial (gain) loss	**6.5**	0.4	**(0.9)**	(0.6)
Benefits paid	**(17.1)**	(17.2)	**(1.8)**	(2.1)
Currency translation adjustment	**(1.6)**	(3.5)	**(0.1)**	(0.4)
Benefit obligation at end of year	**$260.6**	$244.5	**$23.2**	$24.0

	Pension Benefits	
	2001	2000
Change in plan assets		
Fair value of plan assets at beginning of year	**$317.8**	$276.9
Actual return on plan assets	**(40.6)**	59.5
Employer contribution	**1.6**	2.1
Plan participants' contribution	**0.6**	0.7
Benefits paid	**(17.1)**	(17.2)
Currency translation adjustment	**(2.3)**	(4.2)
Fair value of plan assets at end of year	**$260.0**	$317.8

The funded status of the Company's pension and postretirement programs was as follows at December 31 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Funded status	**$(0.6)**	$ 73.3	**$(23.2)**	$(24.0)
Unrecognized net actuarial (gain) loss	**9.3**	(65.5)	**(28.2)**	(28.8)
Unrecognized prior service costs	**(4.6)**	(5.1)	**(9.2)**	(11.4)
Unrecognized net transition obligation	**0.2**	0.1	–	–
Adjustment required to recognize minimum liability	**(2.4)**	(3.0)	–	–
Accrued benefit asset (liability)	**$ 1.9**	$ (0.2)	**$(60.6)**	$(64.2)

The net periodic pension costs and postretirement health care benefit income includes the following components for the years ended December 31 (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Components of net periodic benefit cost (income)						
Service cost	**$ 10.7**	$ 9.0	$ 9.5	**$ 0.4**	$ 0.4	$ 0.4
Interest cost	**17.0**	16.4	15.1	**1.6**	1.6	1.8
Expected return on plan assets	**(25.6)**	(23.2)	(21.2)	–	–	–
Amortization of unrecognized net (gain) loss	**0.2**	–	0.2	**(2.2)**	(2.4)	(2.1)
Amortization of unrecognized prior service cost	**(0.5)**	(0.6)	(0.6)	**(2.2)**	(2.2)	(2.1)
Amortization of unrecognized net transition asset	**(0.1)**	(0.8)	(0.9)	–	–	–
Recognized net actuarial (gain) loss	**(0.3)**	–	–	**0.6**	–	–
Settlement/curtailment (gain) loss	**(1.8)**	(1.0)	–	–	–	0.1
Net periodic benefit (income) cost	**$ (0.4)**	$ (0.2)	$ 2.1	**$(1.8)**	$(2.6)	$(1.9)

In 1993, the Company amended certain of its existing postretirement health care programs creating an unrecognized prior service benefit. The unrecognized prior service benefit is being amortized over approximately 13 years.

The development of the net periodic pension cost and the projected benefit obligation was based upon the following assumptions:

	2001	2000	1999
Discount rate	**7.25%**	7.50%	7.50%
Average rate of increase in employee compensation	**4.00%**	4.00%	4.00%
Expected long-term rate of return on assets	**9.75%**	9.75%	9.75%

The date used to measure plan assets and liabilities was October 31 in each year. Plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

The weighted average discount rate used in determining the accumulated postretirement health care benefit obligation was 7.25% for December 31, 2001 and 7.5% for December 31, 2000 and 1999, respectively. A 7.75% annual rate of increase in per capita cost of covered health care benefits was assumed for 2001 which gradually decreases to an average ultimate rate of 7.25%. Because of limitations on the Company's contributions under the amended health care program, changes in the health care trend rate assumption do not have a significant effect on the amounts reported. To illustrate, a change in the assumed health care cost trend rate by 1 percentage point effective January 2001 would change the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $0.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2001 by approximately $0.1 million.

The Company also maintains a defined contribution savings and profit sharing plan (the "Plan"). The Plan allows eligible employees to participate after six months and 500 hours of service. Participants may elect to contribute between 1% and 15% of their annual compensation as defined in the Plan. The Company is obligated to contribute an amount equal to 25% of each employee's basic contribution, as defined, and may, at the discretion of the Company, contribute additional amounts. For the years ended December 31, 2001, 2000 and 1999 the Company's contributions to the Plan were $3.8 million, $4.1 million and $4.2 million, respectively.

NOTE 18 | STOCK AND OTHER PLANS

Stock Plans

In May of 2001 the Board of Directors approved and adopted the Fisher 2001 Equity and Incentive Plan ("2001 Plan"). Under the 2001 Plan, the Company may grant up to 8,000,000 shares of common stock. Awards under the 2001 Plan may be made in the form of incentive stock options, non-qualified stock options, other stock based awards, including but not limited to restricted stock units or dividend payments. No more than 3,000,000 shares of common stock may be awarded in respect to options, restricted stock, restricted stock units or other stock-based awards to any individual under the 2001 Plan. Options granted have a term of ten years and generally vest over three years. The exercise price of any option will not be granted at less than the fair market value of the common stock on the date of the grant.

Under the Company's 1998 Equity and Incentive Plan ("1998 Plan"), the Company may grant up to an aggregate of 10,000,000 shares of stock. At December 31, 2001, 5,721,000 shares are available for grant. Awards under the 1998 Plan were authorized to be made in the form of options (whether incentive or otherwise), stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards. Options granted have a term of ten years and generally vest either over a three to five year period in equal installments or in one installment nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets and other factors. The Company has also granted options to purchase 758,333 shares of Common Stock having a ten year term and vesting five to nine years from the date of grant, unless sooner vested upon the achievement of certain performance targets or unless "put" to the Company by the executive or "called" by the Company in accordance with the terms of the respective grant agreements. The total "put" and/or "call" rights are limited to $14.5 million plus interest, of which $4.5 million expired during 2000 in accordance with the terms of the option agreement and was reclassified from other liabilities to equity. Options have generally been granted at fair market value. The exercise price of all options outstanding on April 15, 1999 was reduced by $0.15 per share as a result of the Spinoff of ProcureNet (see Note 5 – Operations To Be Disposed Of). During 2000, the Company recorded a noncash compensation expense of $3.7 million in selling, general and administrative expense relating to a one-time change in the terms of certain stock options.

A summary of the status of the Company's stock option plans at December 31, 2001, 2000, and 1999 and changes during the years then ended is presented in the following table:

	2001		2000		1999	
	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price
Outstanding at beginning of year	**7,393**	**$15.68**	6,950	$14.07	7,269	$14.47
Granted	**3,253**	**26.38**	920	28.73	523	19.03
Exercised	**(309)**	**10.71**	(36)	9.64	(23)	9.64
Canceled/Expired/ Forfeited	**(2,750)**	**21.08**	(441)	16.46	(819)	19.61
Outstanding at end of year	**7,587**	**$18.45**	7,393	$15.68	6,950	$14.07
Exercisable at end of year	**4,034**	**$11.54**	2,500	$10.73	1,103	$ 9.68
Weighted average fair value of options granted		**$13.16**		$ 9.27		$ 5.04

The following table summarizes information about stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding (000)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (000)	Weighted Average Exercise Price
$ 7.00 – $11.00	3,383	6.1	$ 9.50	3,383	$ 9.50
11.01 – 15.00	74	6.6	12.84	74	12.84
15.01 – 18.00	174	6.9	17.44	174	17.44
18.01 – 22.00	301	8.0	20.58	152	20.62
22.01 – 26.00	2,087	9.2	24.07	124	24.34
26.01 – 30.00	1,377	8.7	29.72	–	–
31.01 – 34.00	126	8.7	32.73	86	32.39
34.01 – 38.00	64	6.1	36.76	40	36.91
38.01 – 42.00	1	8.2	42.00	1	42.00
	7,587			4,034	

Restricted Unit Plan

Pursuant to the restricted unit plan of Fisher, each non-employee director of the Company received a one-time grant of 25,000 units upon becoming a director of the Company. The units represent the right to receive an equivalent number of shares of common stock upon separation from service as a member of the Board of Directors, subject to certain restrictions. The units are subject to certain transfer restrictions for a specified period during which the director has the right to receive dividends. The units vest 25% for each year of service. Unvested units are generally forfeited if the director ceases to be a non-employee director prior to the end of the restricted period.

SFAS 123 Pro Forma Disclosures

Had compensation cost for options been based upon fair value determined under SFAS No. 123, the Company's 2001, 2000 and 1999 net income would have been $31.3 million, $20.4 million, and $20.3 million, respectively, with basic earnings per share of $0.63 for 2001 and of $0.51 for both 2000 and 1999, and diluted earnings per share of $0.59, $0.46 and $0.47, for 2001, 2000 and 1999, respectively. The fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: risk-free interest rates of approximately 4.5%, 6.0% and 6.6%, respectively, annual dividend of $0; expected lives of 5 years and expected volatility of 51%, 55% and 48%, respectively.

NOTE 19 | RESTRUCTURING AND OTHER CHARGES

During the first quarter of 2001, Fisher adopted and commenced implementation of a streamlining plan (the "First Quarter Plan") aimed at improving operations, largely through office, warehouse and manufacturing facility consolidations and the discontinuance of certain product lines. As a result of these actions, the Company recorded a restructuring charge of $18.1 million. The restructuring charge reflects $10.9 million related to estimated employee separation costs and $7.2 million of exit costs. The charge for employee separation arrangements relates to the termination and other severance costs associated with 518 salaried and hourly employees severed as part of this plan. The exit costs represent primarily lease-cancellation costs and costs associated with the discontinuance of certain product lines.

During the fourth quarter of 2001, Fisher commenced implementation of a plan focused on further integration of the international operations and recent acquisitions and the continued streamlining of the domestic operations, including the consolidation of certain distribution centers (the "Fourth Quarter Plan"). As a result of these actions, the Company recorded a restructuring charge of $8.9 million. The restructuring charge reflects $7.4 million related to estimated employee separation costs and $1.5 million of exit costs. The charge for employee separation arrangements relates to the termination and other severance costs associated with 262 salaried and hourly employees severed as part of this plan. The exit costs represent primarily lease-cancellation costs. During the fourth quarter of 2001 the Company also reversed $0.8 million of excess accruals remaining from restructuring charges recorded in years prior to 2001.

The following table summarizes the recorded accruals and activity related to the First Quarter Plan and Fourth Quarter Plan (collectively the "2001 Plan") (in millions):

	Employee Separations	Other Exit Costs	Total
2001 Plan			
Restructuring charge	$18.3	$8.7	$27.0
Less cash payments	8.7	4.6	13.3
Less noncash items	–	0.3	0.3
Balance as of December 31, 2001	$ 9.6	$3.8	$13.4

In connection with the May 2001 stock offering process, the Company accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, issued and deposited into a rabbi trust. The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44, the date of the transaction, and the exercise price of the option) by $35.44. As a result of these transactions the Company recorded a primarily noncash compensation charge of $33.5 million during the first quarter of 2001.

In 2000, the Company recorded a restructuring credit of $2.0 million for the reversal of prior year restructuring accruals due to actual costs being lower than originally estimated. The restructuring credit related to the domestic distribution and international distribution segments equally.

In 1999, the Company recorded a $1.5 million net restructuring credit, which consisted of a $2.1 million restructuring charge related to its long-term restructuring plan and a $3.6 million reversal of prior period restructuring charges due to revised estimates. The charge reflected consolidation and downsizing of the Company's German operations, which are included in the international distribution segment. The charge resulted from a plan that was adopted in December 1999. The charge related to severance and related costs for the termination of 22 warehouse, customer service, and sales employees. At December 31, 2001, no balance remains accrued for this restructuring plan. The $3.6 million reversal of prior period restructuring charges was comprised of a $3.0 million reduction of severance due to organizational changes and voluntary separations that occurred during 1999 which were not anticipated in prior periods and a $0.6 million reduction due to revised estimates for the closing of logistics centers in the United States.

NOTE 20 | SEGMENT AND GEOGRAPHICAL FINANCIAL INFORMATION

The Company reports financial results on the basis of three business segments: domestic distribution, international distribution and laboratory workstations. The domestic distribution segment engages in the supply, marketing, service and manufacture of scientific, clinical, educational, and occupational health and safety products. Additionally, this segment provides contract manufacturing and pharmaceutical packaging services. The international distribution segment engages in the supply, marketing and service of primarily scientific research products. The laboratory workstations segment manufactures laboratory workstations, fume hoods and enclosures for technology and communication centers. Until 1999, the Company operated a fourth segment, technology.

Selected business segment financial information for the years ended December 31, 2001, 2000 and 1999 is shown below (in millions):

	Sales			Income from Operations		
	2001	2000	1999	**2001**	2000	1999
Domestic distribution	**$2,439.9**	$2,187.3	$2,015.4	**$173.4**	$149.8	$131.8
International distribution	**425.4**	418.5	446.9	**13.6**	11.5	6.3
Laboratory workstations	**178.6**	165.2	192.0	**4.9**	3.5	25.4
Technology	**–**	–	–	–	–	(6.1)
Eliminations	**(163.9)**	(148.7)	(139.8)	**0.4**	(0.1)	0.6
Segment subtotal	**2,880.0**	2,622.3	2,514.5	**192.3**	164.7	158.0
Restructuring and other charges (credits)	–	–	–	**59.7**	(2.0)	(1.5)
Nonrecurring charges	–	–	–	**1.5**	10.4	12.7
Total	**$2,880.0**	$2,622.3	$2,514.5	**$131.1**	$156.3	$146.8

Income from operations is revenue less related direct and allocated expenses. External customer sales of the domestic distribution segment were $2,281 million, $2,045 million and $1,882 million for 2001, 2000 and 1999, respectively. Intercompany sales and transfers between segments were not material for 2001, 2000 or 1999.

The domestic distribution, *international distribution and laboratory workstations* segments accounted for $19.6 million, $6.5 million and $0.1 million, respectively, of the 2001 restructuring and other charges. In addition, the Company accelerated the vesting of common stock options and recorded a primarily noncash compensation charge of $33.5 million in 2001 not allocated by segment.

	Assets			Capital Expenditures			Depreciation and Amortization		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Domestic distribution	**$1,331.7**	$ 848.4	$ 787.2	**$30.1**	$19.4	$22.9	**$55.7**	$38.2	$36.6
International distribution	**340.7**	375.1	438.4	**5.3**	4.9	12.8	**17.0**	16.5	16.9
Laboratory workstations	**166.8**	162.2	177.0	**4.7**	5.1	5.0	**9.3**	8.9	8.9
Technology	–	–	–	–	–	0.4	**–**	–	–
Total	**$1,839.2**	$1,385.7	$1,402.6	**$40.1**	$29.4	$41.1	**$82.0**	$63.6	$62.4

The Company operates or sells to customers in approximately 145 countries outside the United States. Sales outside the United States comprised 17%, 19%, and 21% of consolidated sales in 2001, 2000, and 1999, respectively. No single foreign country accounted for more than 10% of consolidated sales during the past three years.

	Long-Lived Assets	
	2001	2000
Long-lived assets by geographic area:		
Domestic	**$768.7**	$427.6
International	**167.7**	182.5
Total	**$936.4**	$610.1

Fisher's product portfolio is comprised of consumable products, such as laboratory supplies and specialty chemicals, and durables. Approximately 80% of 2001, 2000, and 1999 sales were of consumable products and 20% of 2001, 2000, and 1999 sales were of durable products.

NOTE 21 | RELATED PARTIES

The Company pays an annual management fee of $1.0 million to certain affiliates of THL. In return for the annual management fee, THL, and certain of its affiliates, provide consulting and management advisory services. Several of the Company's equity investors were underwriters to the Company's May 2001 offering for which the Company paid approximately $9.9 million in underwriters discounts from the proceeds of the offering. One of the Company's equity investors is a financial institution that provides financing to the Company.

NOTE 22 | ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Under the provisions of SFAS 141, goodwill and intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 were not amortized. Goodwill and intangible assets acquired in business combinations completed prior to July 1, 2001 continued to be amortized through December 31, 2001.

SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under the nonamortization approach, goodwill and certain intangibles will not be amortized but instead would be reviewed for impairment and written down with a resulting charge to operations only in the period in which the recorded value of goodwill and certain intangibles is more than its fair value. SFAS 142 requires the Company to perform an evaluation of whether goodwill and indefinite-lived intangible assets are impaired as of January 1, 2002, the effective date of the statement for the Company. Additionally, SFAS 142 requires the Company to reassess the useful lives and residual values of all intangible assets and make any necessary amortization adjustments. This impairment evaluation is required to be completed by March 31, 2002 for indefinite-lived intangible assets and by December 31, 2002 for goodwill.

At December 31, 2001, the Company had unamortized goodwill and indefinite-lived intangible assets in the amount of $507.4 million and $61.5 million, respectively, all of which is subject to the transition provisions of SFAS 141 and SFAS 142. The Company is in the process of evaluating the effect that the transitional goodwill impairment provisions of this statement will have on its financial statements.

Selected business segment financial information for the years ended December 31, 2001, 2000 and 1999 excluding goodwill amortization is as follows (in millions):

	Income from Operations		
	2001	2000	1999
Domestic distribution	**$181.3**	$154.2	$136.3
International distribution	**18.6**	16.6	12.7
Laboratory workstations	**8.7**	7.3	29.1
Technology	**–**	–	(6.1)
Eliminations	**0.4**	(0.1)	0.6
Segment subtotal	**209.0**	178.0	172.6
Restructuring and other charges (credits)	**59.7**	(2.0)	(1.5)
Nonrecurring charges	**1.5**	10.4	12.7
Total	**$147.8**	$169.6	$161.4

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. The Company does not anticipate the adoption of SFAS 143 as of January 1, 2003, will have a material effect on its financial position or results of operations.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement also amends ARB No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This statement broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement have been adopted as of January 1, 2002 and will be applied prospectively.

NOTE 23 | UNAUDITED QUARTERLY FINANCIAL INFORMATION

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol FSH. The following is a summary of quarterly financial information for 2001 and 2000, including the high and low closing sales prices of the stock as reported by the NYSE for each of the quarterly periods listed (in millions, except per share data):

	2001				
	First	Second	Third	Fourth	Year
Sales	**$687.0**	**$708.8**	**$729.5**	**$754.7**	**$2,880.0**
Gross profit	**174.4**	**179.7**	**185.6**	**197.5**	**737.2**
Net income (loss)[a]	**(23.7)**	**12.2**	**16.9**	**11.0**	**16.4**
Net income (loss) per common share:					
Basic	**$ (0.59)**	**$ 0.25**	**$ 0.31**	**$ 0.20**	**$ 0.33**
Diluted	**(0.59)**	**0.23**	**0.30**	**0.19**	**0.31**
Market price:					
High	**$39.88**	**$38.70**	**$27.41**	**$30.30**	**$ 39.88**
Low	**32.40**	**24.70**	**21.70**	**24.20**	**21.70**

	2000				
	First	Second	Third	Fourth	Year
Sales	$653.2	$662.1	$662.3	$644.7	$2,622.3
Gross profit	164.8	162.1	162.9	158.5	648.3
Net income (loss)[b]	8.5	9.4	13.1	(8.3)	22.7
Net income (loss) per common share:					
Basic	$ 0.21	$ 0.23	$ 0.33	$ (0.21)	$ 0.57
Diluted	0.19	0.21	0.30	(0.21)	0.51
Market price:					
High	$49.63	$43.25	$35.44	$45.19	$ 49.63
Low	32.06	24.73	20.06	34.06	20.26

[a] During the first and fourth quarter of 2001, Fisher recorded $51.6 million ($32.5 million, net of tax) and $8.1 million ($5.1 million, net of tax) restructuring charges, respectively. See Note 19 – Restructuring and Other Charges.

[b] During the third quarter of 2000, Fisher recorded a $2.0 million ($1.4 million, net of tax) restructuring credit. See Note 19 – Restructuring and Other Charges. During the fourth quarter of 2000, Fisher recorded *a $23.6 million ($14.9 million net of tax) write-down of investments in certain Internet-related ventures.*

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Fisher Scientific International Inc.:

We have audited the accompanying balance sheets of Fisher Scientific International Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, cash flows, and other changes in stockholders' equity (deficit) and other comprehensive income (loss) for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Fisher Scientific International Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
February 1, 2002

DIRECTORS

MITCHELL J. BLUTT, M.D.
Executive Partner
J.P. Morgan Partners, LLC

ROBERT A. DAY JR.
Chairman and Chief Executive Officer
Trust Company of the West

MICHAEL D. DINGMAN
President and Chief Executive Officer
Shipston Group Ltd.

ANTHONY J. DINOVI
Managing Director
Thomas H. Lee Partners, L.P.

DAVID V. HARKINS
President
Thomas H. Lee Partners, L.P.

PAUL M. MEISTER
Vice Chairman of the Board
Fisher Scientific

PAUL M. MONTRONE
Chairman of the Board and
Chief Executive Officer
Fisher Scientific

SCOTT M. SPERLING
Managing Director
Thomas H. Lee Partners, L.P.

KENT R. WELDON
Managing Director
Thomas H. Lee Partners, L.P.

EXECUTIVE OFFICERS

PAUL M. MONTRONE
Chairman of the Board and
Chief Executive Officer

PAUL M. MEISTER
Vice Chairman of the Board

DAVID T. DELLA PENTA
President and Chief Operating Officer

KEVIN P. CLARK
Vice President and
Chief Financial Officer

TODD M. DUCHENE
Vice President,
General Counsel and Secretary

SCIENCE ADVISORS

JOHN I. BRAUMAN, Ph.D.
J.G. Jackson-C.J. Wood Professor of
Chemistry, Stanford University

CHARLES R. CANTOR, Ph.D.
Chief Scientific Officer of
SEQUENOM, Inc., Director of the
Center for Advanced Biotechnology,
Boston University

LEROY E. HOOD, M.D., Ph.D.
President and Director of the
Institute for Systems Biology

MICHAEL L. SHELANSKI, M.D., Ph.D.
Delafield Professor of Pathology
and Chairman of the Department
of Pathology, Columbia University

CORPORATE INFORMATION

HEADQUARTERS
Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
Tel: (603) 926-5911
www.fisherscientific.com

STOCK LISTING
Fisher Scientific common stock is
listed on the New York Stock
Exchange under the symbol FSH.

STOCK TRANSFER AGENT
AND REGISTRAR
Inquiries concerning transfer
requirements, stock holdings,
dividend checks, duplicate
mailings, and change of address
should be directed to:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: (800) 756-3353
www.mellon-investor.com

INVESTOR RELATIONS
Investors and analysts should
direct their inquiries to:
Director of Investor Relations
Fisher Scientific
One Liberty Lane
Hampton, NH 03842
Tel: (603) 926-5911

REQUESTS FOR REPORTS
The Fisher Scientific annual report on Form 10-K or quarterly reports on Form 10-Q, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by written request to the Corporate Secretary at the headquarters address above. These reports are also available on the Internet at www.fisherscientific.com and www.sec.gov (search the EDGAR Archives for "Fisher Scientific").

Design: Critt Graham + Associates www.crittgraham.com This annual report was produced on recycled paper.

Fisher Scientific International Inc.

Fisher Scientific International Inc.
One Liberty Lane
Hampton, NH 03842
603-926-5911
www.fisherscientific.com